(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)                               Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                September 30, 2004

-------------------------------------------------------------------------------
REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.
-------------------------------------------------------------------------------

01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                         3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01534-2             Espirito Santo Centrais Eletricas S.A.   28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------------
4 - State Registration Number - NIRE
32300002480
------------------------------------------------------------------------------------------------------------------------

01.02     - HEAD OFFICE


------------------------------------------------------------------------------------------------------------------------
1 - ADDRESS                                                              2 - SUBURB OR DISTRICT
Rua Sete de Setembro, 362                                                Centro
------------------------------------------------------------------------------------------------------------------------
3 - POSTAL CODE                     4 - MUNICIPALITY                                         5 - STATE
29015-000                           Vitoria                                                  ES
------------------------------------------------------------------------------------------------------------------------
6 - AREA CODE           7 - TELEPHONE               8 - TELEPHONE               9 - TELEPHONE         10 - TELEX
27                      3321-9000                   -                           -                     55238
------------------------------------------------------------------------------------------------------------------------
11 - AREA CODE          12 - FAX                    13 - FAX                    14 - FAX
27                      3222-8650                   -                           -
------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL
escelsa@escelsa.combr
------------------------------------------------------------------------------------------------------------------------

01.03    - INVESTOR RELATIONS OFFICER (Company Mail Address)

------------------------------------------------------------------------------------------------------------------------
1 - NAME
Sergio Pereira Pires
------------------------------------------------------------------------------------------------------------------------
2 - ADDRESS                                                         3 - SUBURB OR DISTRICT
Rua Sete de Setembro, 362                                           Centro
------------------------------------------------------------------------------------------------------------------------
4 - POSTAL CODE                  5 - MUNICIPALITY                                                     6 - STATE
29015-000                        Vitoria                                                              ES
------------------------------------------------------------------------------------------------------------------------
7 - AREA CODE           8 - TELEPHONE               9 - TELEPHONE               10 - TELEPHONE        11 - TELEX
27                      3321-9163                   3321-9199                   -                     -
------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE          13 - FAX                    14 - FAX                    15 - FAX
27                      3222-8949                   -                           -
------------------------------------------------------------------------------------------------------------------------
16 - E-MAIL
sergiop@escelsa.com.br
------------------------------------------------------------------------------------------------------------------------

01.04    -GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

------------------------------------------------------------------------------------------------------------------------
         CURRENT YEAR                         CURRENT QUARTER                                       PRIOR QUARTER
------------------------------------------------------------------------------------------------------------------------
1-BEGINNING       2-END         3-QUARTER     4-BEGINNING       5-END        6-QUARTER          7-BEGINNING    8-END
------------------------------------------------------------------------------------------------------------------------
    1/1/2004       12/31/2004         3           7/1/2004       9/30/2004           2          4/1/2004       6/30/2004
------------------------------------------------------------------------------------------------------------------------
9 - INDEPENDENT ACCOUNTANT                                                                   10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes                                               00287-9
------------------------------------------------------------------------------------------------------------------------
11 - PARTNER RESPONSIBLE                                           12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE
Luiz Marcio Malzone                                                     PARTNER RESPONSIBLE
                                                                        019.495.868-04
------------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)        Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     September 30, 2004
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01    - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE               2 - COMPANY NAME                                3 - Federal Corporate Taxpayers' Registration
                                                                               Number (CNPJ)
01534-2                    Espirito Santo Centrais Eletricas S.A.              28.152.650/0001-71
-------------------------------------------------------------------------------------------------------------------------

01.05    - CAPITAL COMPOSITION

-------------------------------------------------------------------------------------------------------------------------
    Number of shares             Current Quarter          Prior quarter              Same quarter in prior year
      (thousand)                  9/30/2004                 6/30/2004                        9/30/2003
-------------------------------------------------------------------------------------------------------------------------
Paid-up capital
-------------------------------------------------------------------------------------------------------------------------
1 - Common                          4,551                     4,551                            4,551
-------------------------------------------------------------------------------------------------------------------------
2 - Preferred                           0                         0                                0
-------------------------------------------------------------------------------------------------------------------------
3 - Total                           4,551                     4,551                            4,551
-------------------------------------------------------------------------------------------------------------------------
Treasury Stock
-------------------------------------------------------------------------------------------------------------------------
4 - Common                              0                         0                                0
-------------------------------------------------------------------------------------------------------------------------
5 - Preferred                           0                         0                                0
-------------------------------------------------------------------------------------------------------------------------
6 - Total                               0                         0                                0
-------------------------------------------------------------------------------------------------------------------------

01.06    - CHARACTERISTICS OF THE COMPANY

-------------------------------------------------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Commercial, industrial and other
-------------------------------------------------------------------------------------------------------------------------
2 - SITUATION
Operational
-------------------------------------------------------------------------------------------------------------------------
3 - NATURE OF OWNERSHIP
National private
-------------------------------------------------------------------------------------------------------------------------
4 -ACTIVITY CODE
112 - Electric energy
-------------------------------------------------------------------------------------------------------------------------
5 - MAIN ACTIVITY
Generation and distribution of electric energy
-------------------------------------------------------------------------------------------------------------------------
6 - TYPE OF CONSOLIDATION
Total
-------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT
Without exception
-------------------------------------------------------------------------------------------------------------------------

01.07    - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------------------
1 - ITEM              2 - CNPJ             3 - NAME
-------------------------------------------------------------------------------------------------------------------------

01.08    - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

-------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - EVENT       3 - DATE APPROVED  4 - AMOUNT      5 - DATE OF PAYMENT  6 - TYPE OF      7 - AMOUNT PER SHARE
                                                                                       SHARE



-------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                            Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)                               Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                   September 30, 2004


-------------------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                              3 - Federal Corporate Taxpayers' Registration
                                                                          Number (CNPJ)
01534-2                     Espirito Santo Centrais Eletricas S.A.        28.152.650/0001-71
-------------------------------------------------------------------------------------------------------------------------

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

-------------------------------------------------------------------------------------------------------------------------
1 - ITEM    2 - DATE OF     3 - CAPITAL        4 - AMOUNT OF THE          5 - NATURE OF  7 - NUMBER OF    8 - SHARE PRICE
            ALTERATION      (IN THOUSANDS      ALTERATION                 ALTERATION     SHARES ISSUED    ON ISSUE DATE
                            OF REAIs)         (IN THOUSANDS OF REAIS)                    (Thousand)       (IN REAIS)
-------------------------------------------------------------------------------------------------------------------------

01.10 - INVESTOR RELATIONS OFFICER

-------------------------------------------------------------------------------------------------------------------------
1 - DATE                                 2 - SIGNATURE
10/22/2004
-------------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

------------------------------------------------------------------------------------------------------------------

01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------

02.01 - Balance Sheet - Assets (R$ thousand)

------------------------------------------------------------------------------------------------------------------
1 - Code           2 - Description                              3 - 9/30/2004        4 - 6/30/2004
------------------------------------------------------------------------------------------------------------------
1                  Total assets                                     2,742,099            2,668,436
------------------------------------------------------------------------------------------------------------------
1.01               Current assets                                     509,992              501,815
------------------------------------------------------------------------------------------------------------------
1.01.01            Cash and banks                                       8,869               15,798
------------------------------------------------------------------------------------------------------------------
1.01.01.01         Cash and banks                                       8,869               15,798
------------------------------------------------------------------------------------------------------------------
1.01.02            Receivables                                        233,662              229,447
------------------------------------------------------------------------------------------------------------------
1.01.02.01         Consumers and concessionaires                      239,815              237,151
------------------------------------------------------------------------------------------------------------------
1.01.02.02         Allowance for doubtful accounts                    (21,318)             (21,796)
------------------------------------------------------------------------------------------------------------------
1.01.02.03         Taxes to be offset                                   9,097                7,315
------------------------------------------------------------------------------------------------------------------
1.01.02.04         Sundry debtors                                       6,068                6,777
------------------------------------------------------------------------------------------------------------------
1.01.03            Inventories                                          6,375                2,666
------------------------------------------------------------------------------------------------------------------
1.01.04            Other                                              261,086              253,904
------------------------------------------------------------------------------------------------------------------
1.01.04.01         Marketable securities                              193,226              209,553
------------------------------------------------------------------------------------------------------------------
1.01.04.02         Prepaid expenses                                    38,084               31,190
------------------------------------------------------------------------------------------------------------------
1.01.04.03         Other receivables                                   29,776               13,161
------------------------------------------------------------------------------------------------------------------
1.02               Long-term receivables                              533,529              503,050
------------------------------------------------------------------------------------------------------------------
1.02.01            Sundry  receivables                                530,735              501,038
------------------------------------------------------------------------------------------------------------------
1.02.01.01         Consumers and concessionaires                      141,429              138,624
------------------------------------------------------------------------------------------------------------------
1.02.01.02         Tax credits                                        142,395              143,201
------------------------------------------------------------------------------------------------------------------
1.02.01.03         Guarantees and restricted deposits                 114,091              110,082
------------------------------------------------------------------------------------------------------------------
1.02.01.05         Unamortized borrowing costs                          1,345                1,537
------------------------------------------------------------------------------------------------------------------
1.02.01.06         Prepaid expenses                                   117,967               96,563
------------------------------------------------------------------------------------------------------------------
1.02.01.09         Other                                               13,508               11,031
------------------------------------------------------------------------------------------------------------------
1.02.02            Related parties                                      2,794                2,012
------------------------------------------------------------------------------------------------------------------
1.02.02.01         Associated companies                                     0                    0
------------------------------------------------------------------------------------------------------------------
1.02.02.02         Subsidiaries                                         2,794                2,012
------------------------------------------------------------------------------------------------------------------
1.02.02.03         Other related parties                                    0                    0
------------------------------------------------------------------------------------------------------------------
1.02.03            Other                                                    0                    0
------------------------------------------------------------------------------------------------------------------
1.03               Permanent assets                                 1,698,578            1,663,571
------------------------------------------------------------------------------------------------------------------
1.03.01            Investments                                        941,178              919,596
------------------------------------------------------------------------------------------------------------------
1.03.01.01         Associated companies                                     0                    0
------------------------------------------------------------------------------------------------------------------
1.03.01.02         Subsidiaries                                       938,580              917,003
------------------------------------------------------------------------------------------------------------------
1.03.01.03         Other                                                2,598                2,593
------------------------------------------------------------------------------------------------------------------
1.03.02            Property and equipment                             757,400              743,975
------------------------------------------------------------------------------------------------------------------
1.03.03            Deferred charges                                         0                    0
------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

------------------------------------------------------------------------------------------------------------------
1 - Code         2 - Description                                3 - 9/30/2004          4 - 6/30/2004
------------------------------------------------------------------------------------------------------------------
2                Total liabilities and stockholders' equity         2,742,099              2,668,436
------------------------------------------------------------------------------------------------------------------
2.01             Current liabilities                                  542,090                475,536
------------------------------------------------------------------------------------------------------------------
2.01.01          Loans and financing                                  260,152                255,622
------------------------------------------------------------------------------------------------------------------
2.01.01.01       Principal                                            233,160                193,142
------------------------------------------------------------------------------------------------------------------
2.01.01.02       Debt charges                                          26,992                 62,480
------------------------------------------------------------------------------------------------------------------
2.01.02          Debentures                                                 0                      0
------------------------------------------------------------------------------------------------------------------
2.01.03          Suppliers                                            103,535                 93,529
------------------------------------------------------------------------------------------------------------------
2.01.04          Taxes, charges and contributions                      34,923                 35,481
------------------------------------------------------------------------------------------------------------------
2.01.05          Dividends payable                                     42,041                 42,041
------------------------------------------------------------------------------------------------------------------
2.01.06          Provisions                                            14,046                 10,940
------------------------------------------------------------------------------------------------------------------
2.01.06.01       Payroll charges                                       14,046                 10,940
------------------------------------------------------------------------------------------------------------------
2.01.07          Payables to related parties                                0                      0
------------------------------------------------------------------------------------------------------------------
2.01.08          Other                                                 87,393                 37,923
------------------------------------------------------------------------------------------------------------------
2.01.08.01       Consumer charges payable                              14,294                 11,757
------------------------------------------------------------------------------------------------------------------
2.01.08.02       Public lighting tariff                                 6,822                  7,682
------------------------------------------------------------------------------------------------------------------
2.01.08.03       Post-employment benefits                               2,143                  2,090
------------------------------------------------------------------------------------------------------------------
2.01.08.04       Payroll                                                2,292                  2,499
------------------------------------------------------------------------------------------------------------------
2.01.08.05       Provision for tariff reduction                        49,594                      0
------------------------------------------------------------------------------------------------------------------
2.01.08.06       Other                                                 12,248                 13,895
------------------------------------------------------------------------------------------------------------------
2.02             Long-term liabilities                              1,794,576              1,868,455
------------------------------------------------------------------------------------------------------------------
2.02.01          Loans and financing                                1,424,167              1,546,335
------------------------------------------------------------------------------------------------------------------
2.02.02          Debentures                                                 0                      0
------------------------------------------------------------------------------------------------------------------
2.02.03          Provisions                                           158,328                153,801
------------------------------------------------------------------------------------------------------------------
2.02.03.01       Contingencies                                        158,328                153,801
------------------------------------------------------------------------------------------------------------------
2.02.04          Payables to related parties                            1,040                    198
------------------------------------------------------------------------------------------------------------------
2.02.05          Other                                                211,041                168,121
------------------------------------------------------------------------------------------------------------------
2.02.05.02       Deferred income tax and social contribution           74,567                 42,170
------------------------------------------------------------------------------------------------------------------
2.02.05.03       Suppliers                                             68,736                 60,055
------------------------------------------------------------------------------------------------------------------
2.02.05.04       Post-employment benefits                              30,253                 30,253
------------------------------------------------------------------------------------------------------------------
2.02.05.06       Other                                                 37,485                 35,643
------------------------------------------------------------------------------------------------------------------
2.03             Deferred income                                            0                      0
------------------------------------------------------------------------------------------------------------------
2.05             Stockholders' equity                                 405,433                324,445
------------------------------------------------------------------------------------------------------------------
2.05.01          Paid-up capital                                      153,947                153,947
------------------------------------------------------------------------------------------------------------------
2.05.02          Capital reserves                                      69,074                 69,074
------------------------------------------------------------------------------------------------------------------
2.05.02.01       Interest on construction in progress                  65,687                 65,687
------------------------------------------------------------------------------------------------------------------
2.05.02.02       Funds for capital increase                             3,387                  3,387
------------------------------------------------------------------------------------------------------------------
2.05.03          Revaluation reserves                                       0                      0
------------------------------------------------------------------------------------------------------------------
2.05.03.01       Own assets                                                 0                      0
------------------------------------------------------------------------------------------------------------------
2.05.03.02       Subsidiary/associated companies' assets                    0                      0
------------------------------------------------------------------------------------------------------------------
2.05.04          Revenue reserves                                     134,908                134,908
------------------------------------------------------------------------------------------------------------------
2.05.04.01       Legal                                                  8,847                  8,847
------------------------------------------------------------------------------------------------------------------
2.05.04.02       Statutory                                                  0                     0
------------------------------------------------------------------------------------------------------------------
2.05.04.03       Contingencies                                              0                     0
------------------------------------------------------------------------------------------------------------------
2.05.04.04       Unrealized profits                                         0                     0
------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

------------------------------------------------------------------------------------------------------------------
1 - Code         2 - Description                                3 - 9/30/2004          4 - 6/30/2004
------------------------------------------------------------------------------------------------------------------
2.05.04.05       Retention of profits                                 126,061                126,061
------------------------------------------------------------------------------------------------------------------
2.05.04.06       Special for undistributed dividends                        0                      0
------------------------------------------------------------------------------------------------------------------
2.05.04.07       Other                                                      0                      0
------------------------------------------------------------------------------------------------------------------
2.05.05          Retained earnings/accumulated deficit                 47,504                (33,484)
------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES



------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------

03.01 - Statement of Operations (R$ thousand)

----------------------------------------------------------------------------------------------------------------------------
1 - Code      2 - Description                       3 - 7/1/2004 to   4 - 1/1/2004 to   5 - 7/1/2003 to   6 - 1/1/2003 to
                                                          9/30/2004         9/30/2004         9/30/2003         9/30/2003
----------------------------------------------------------------------------------------------------------------------------
3.01          Gross sales and/or services revenue         331,950         1,077,596           328,668           963,060
----------------------------------------------------------------------------------------------------------------------------
3.01.01       Energy supply                               268,638           914,244           292,079           859,051
----------------------------------------------------------------------------------------------------------------------------
3.01.02       Energy sales                                  7,287            21,597             7,039            19,464
----------------------------------------------------------------------------------------------------------------------------
3.01.03       Emergency capacity charges                   17,312            53,814            12,455            34,933
----------------------------------------------------------------------------------------------------------------------------
3.01.04       Other revenues                               38,713            87,941            17,095            49,612
----------------------------------------------------------------------------------------------------------------------------
3.02          Deductions                                  (99,753)         (348,745)         (100,479)         (292,017)
----------------------------------------------------------------------------------------------------------------------------
3.02.01       RGR quota                                    (3,917)          (11,760)           (3,934)          (11,958)
----------------------------------------------------------------------------------------------------------------------------
3.02.02       ICMS                                        (83,578)         (251,555)          (71,606)         (208,318)
----------------------------------------------------------------------------------------------------------------------------
3.02.03       PIS                                           4,398            (2,126)           (2,641)           (7,911)
----------------------------------------------------------------------------------------------------------------------------
3.02.04       COFINS                                          658           (29,484)           (9,839)          (28,861)
----------------------------------------------------------------------------------------------------------------------------
3.02.05       Emergency capacity charges                  (17,312)          (53,814)          (12,455)          (34,933)
----------------------------------------------------------------------------------------------------------------------------
3.02.06       Service tax (ISSQN)                              (2)               (6)               (4)              (36)
----------------------------------------------------------------------------------------------------------------------------
3.03          Net sales and/or services revenue           232,197           728,851           228,189           671,043
----------------------------------------------------------------------------------------------------------------------------
3.04          Cost of sales and/or services              (202,688)         (586,823)         (187,968)         (532,759)
----------------------------------------------------------------------------------------------------------------------------
3.04.01       Electric energy costs                      (146,891)         (412,736)         (131,198)         (376,049)
----------------------------------------------------------------------------------------------------------------------------
3.04.02       Operating costs                             (27,440)         (104,800)          (37,812)         (106,951)
----------------------------------------------------------------------------------------------------------------------------
3.04.03       Other operating expenses                    (28,357)          (69,287)          (18,958)          (49,759)
----------------------------------------------------------------------------------------------------------------------------
3.05          Gross profit                                 29,509           142,028            40,221           138,284
----------------------------------------------------------------------------------------------------------------------------
3.06          Operating expenses/income                    71,139           (93,829)          (64,878)          125,236
----------------------------------------------------------------------------------------------------------------------------
3.06.01       Selling                                        (154)             (336)             (142)           (1,669)
----------------------------------------------------------------------------------------------------------------------------
3.06.02       General and administrative                  (17,047)          (47,145)          (13,124)          (51,060)
----------------------------------------------------------------------------------------------------------------------------
3.06.03       Financial                                    49,679          (104,131)          (61,151)          164,639
----------------------------------------------------------------------------------------------------------------------------
3.06.03.01    Financial income                              4,753            64,573            31,198            97,875
----------------------------------------------------------------------------------------------------------------------------
3.06.03.01.01 Financial investments                       (11,118)           13,390             8,689            38,275
----------------------------------------------------------------------------------------------------------------------------
3.06.03.01.02 Interest on arrears - electric energy bills   4,603            14,767             4,363            12,546
----------------------------------------------------------------------------------------------------------------------------
3.06.03.01.03 Hedge                                             0                 0                 0            (2,176)
----------------------------------------------------------------------------------------------------------------------------
3.06.03.01.04 Regulatory asset - SELIC                     11,199            35,213            18,746            37,198
----------------------------------------------------------------------------------------------------------------------------
3.06.03.01.05 Other                                            69             1,203              (600)           12,032
----------------------------------------------------------------------------------------------------------------------------
3.06.03.02    Financial expenses                           44,926          (168,704)          (92,349)           66,764
----------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES



----------------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
----------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
----------------------------------------------------------------------------------------------------------------------------
01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
1 - Code      2 - Description                       3 - 7/1/2004 to   4 - 1/1/2004 to   5 - 7/1/2003 to   6 - 1/1/2003 to
                                                          9/30/2004         9/30/2004         9/30/2003         9/30/2003
----------------------------------------------------------------------------------------------------------------------------
3.06.03.02.01 Arrears interest on purchased energy         (1,336)           (1,464)           (6,099)          (18,906)
----------------------------------------------------------------------------------------------------------------------------
3.06.03.02.02 Debt charges                                (53,459)         (147,876)          (50,174)         (146,063)
----------------------------------------------------------------------------------------------------------------------------
3.06.03.02.03 Monetary and exchange variations            113,206            14,197           (24,524)          265,299
----------------------------------------------------------------------------------------------------------------------------
3.06.03.02.04 Other                                       (13,485)          (33,561)          (11,552)          (33,566)
----------------------------------------------------------------------------------------------------------------------------
3.06.04       Other operating income                            0                 0                 0                 0
----------------------------------------------------------------------------------------------------------------------------
3.06.05       Other operating expenses                          0                 0                 0                 0
----------------------------------------------------------------------------------------------------------------------------
3.06.06       Equity in the results of subsidiaries        38,661            57,783             9,539            13,326
----------------------------------------------------------------------------------------------------------------------------
3.07          Operating profit (loss)                     100,648            48,199           (24,657)          263,520
----------------------------------------------------------------------------------------------------------------------------
3.08          Non-operating results                           171               303            (1,609)           (3,111)
----------------------------------------------------------------------------------------------------------------------------
3.08.01       Income                                          324               798               232               540
----------------------------------------------------------------------------------------------------------------------------
3.08.02       Expenses                                       (153)             (495)           (1,841)           (3,651)
----------------------------------------------------------------------------------------------------------------------------
3.09          Profit (loss) before taxes and
              profit sharing                              100,819            48,502           (26,266)          260,409
----------------------------------------------------------------------------------------------------------------------------
3.10          Provision for income tax and
              social contribution                         (19,831)             (998)           10,333           (93,082)
----------------------------------------------------------------------------------------------------------------------------
3.10.01       Social contribution                          (5,198)              230             2,899           (23,488)
----------------------------------------------------------------------------------------------------------------------------
3.10.02       Income tax                                  (14,633)           (1,228)            7,434           (69,594)
----------------------------------------------------------------------------------------------------------------------------
3.11          Deferred income tax                               0                 0                 0                 0
----------------------------------------------------------------------------------------------------------------------------
3.12          Statutory profit sharing and
              contributions                                     0                 0                 0                 0
----------------------------------------------------------------------------------------------------------------------------
3.12.01       Profit sharing                                    0                 0                 0                 0
----------------------------------------------------------------------------------------------------------------------------
3.12.02       Contributions                                     0                 0                 0                 0
----------------------------------------------------------------------------------------------------------------------------
3.13          Reversal of interest on own capital               0                 0                 0                 0
----------------------------------------------------------------------------------------------------------------------------
3.15          Net income (loss) for the period             80,988            47,504           (15,933)          167,327
----------------------------------------------------------------------------------------------------------------------------
              Number of shares (thousand),
              excluding treasury stock                      4,551             4,551             4,551             4,551
----------------------------------------------------------------------------------------------------------------------------
              Net income per share                       17.79565          10.43815                            36.76708
----------------------------------------------------------------------------------------------------------------------------
              Loss per share                                                                 (3.50099)
----------------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


                                                                  13

1.   OPERATIONS

ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA is a public Brazilian corporation, controlled by the Eletricidade de Portugal S.A. - EDP Group, through IVEN S.A., as from October 2002. Activities comprise the generation, transmission, distribution and sale of electric energy, and these activities are regulated by the Brazilian Electricity Regulatory Agency (ANEEL), an agency of the Ministry of Mines and Energy.

ESCELSA is the majority shareholder of MAGISTRA PARTICIPACOES S.A., which holds the share control of EMPRESA ENERGETICA DE MATO GROSSO DO SUL S.A. - ENERSUL, a concessionaire responsible for the generation, distribution and sale of electric energy in the State of Mato Grosso do Sul, and also has full control of CASTELO ENERGETICA S.A. - CESA, which was incorporated to operate in the exploitation of water resources, thermal energy generation and transmission lines. ESCELSA is also the majority shareholder of TV A CABO VITORIA S.A. - TVIX, which has discontinued its operations, a company operating in pay-TV and related services for residential condominium, in the municipalities of Vitoria and Vila Velha - ES, and has full control of ESCELSA PARTICIPACOES S.A. - ESCELSAPAR, which renders various information technology services.

The consolidated quarterly information comprises the balance sheets and statements of operations of its subsidiaries MAGISTRA, TVIX and ESCELSAPAR.


2.   PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements are presented in accordance with accounting practices adopted in Brazil, together with specific legislation established by ANEEL, and the regulations of the Brazilian Securities Commission (CVM). These practices are consistent with those adopted in the financial statements for the year ended December 31, 2003, published on March 19, 2004.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


3.   CASH EQUIVALENTS

3.1  CASH AND BANKS

At September 30, 2004, of the consolidated balance in the amount of R$ 55,503, R$ 43,182, equivalent to US$ 15,100 thousand U.S. dollars, deposited in Banco do Brasil - New York branch, arises from the subsidiary ENERSUL due to the sale of the UTE Campo Grande turbine (see Note10). This amount will be immediately interned when the legal requirements of the Brazilian Central Bank are complied with.

3.2 MARKETABLE SECURITIES

The portfolio composition is as follows:



                                                                         PARENT COMPANY
                                               --------------------------------------------------------------------
           FINANCIAL INSTITUTION                        TYPE                MATURITY           09/04        06/04
---------------------------------------------  -----------------------  ------------------  ------------  ---------
Banco Pactual S.A                                      NBC-E               11/16/2006           102,019    107,468
Banco BBA Creditanstalt S.A                            NBC-E               10/12/2006            84,366     89,411
Banco BBA Creditanstalt S.A                            NBC-E               11/16/2006             4,181      5,095
Citibank S.A                                      Investment funds          Immediate                 -      4,889
                                                    Bank Deposit
BRADESCO S.A                                     Certificate (CDB)         4/10 to 7/9            2,547      2,580
Other                                                  Other                Immediate               113        110
                                                                                            ------------  ---------
                                                                                                193,226    209,553
                                                                                            ============  =========


                                                                          CONSOLIDATED
                                               --------------------------------------------------------------------
           FINANCIAL INSTITUTION                        TYPE                MATURITY           09/04        06/04
---------------------------------------------  -----------------------  ------------------  ------------  ---------
Banco Pactual S.A                                      NBC-E               11/16/2006           102,019    107,468
Banco BBA Creditanstalt S.A                            NBC-E               10/12/2006            84,366     89,411
Banco BBA Creditanstalt S.A                            NBC-E               11/16/2006             4,181      5,095
Citibank S.A                                    Remunerated account         Immediate                18      1,080
Banco Brasil S.A .                                Investment funds          Immediate            13,270      6,628
Citibank S.A                                      Investment funds          Immediate                 -      4,889
BRADESCO S. A .                                         CDB                4/8 to 5/6             5,050      4,991
Other                                                  Other                Immediate               746        532
                                                                                            ------------  ---------
                                                                                                209,650    220,094
                                                                                            ============  =========


These marketable securities are basically represented by federal securities (NBC-E), which carry interest and exchange variations, and which are stated net of a provision for devaluation to market value, when applicable, and are recorded in current assets due to their liquidity in the market.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


4. CONSUMERS AND CONCESSIONAIRES


                                                                 PARENT COMPANY
                                           -----------------------------------------------------------------------
                                             Falling      Overdue up      Overdue over      Total
                                                                                          ------------------------
CURRENT                                        due        to 90 days        90 days          09/04        06/04
                                           ------------  -------------- ----------------- -----------  -----------
 CONSUMERS
     Residential                                32,028          19,756               837      52,621       54,643
     Industrial                                 42,349           4,051             3,305      49,705       44,804
     Commercial, services and other
        activities                              20,500           6,108             3,328      29,936       30,479
     Rural                                       7,709           1,887               611      10,207        9,468
     Public entities:
          Federal                                  645             211               313       1,169        1,274
          State                                  1,275             612               341       2,228        2,340
          Municipal                              1,893           1,460               828       4,181        4,974
     Public lighting                             3,869           2,089             3,980       9,938        8,946
     Public service                              3,020             155                84       3,259        3,155
     Regulatory asset
          Losses                                35,931               -                 -      35,931       35,730
          Free energy                            3,612               -                 -       3,612        7,217
     Debt installments                          19,054               -                 -      19,054       18,521
     Other receivables                          13,527               -                 -      13,527       12,121
                                           ------------  -------------- ----------------- -----------  -----------
                                               185,412          36,329            13,627     235,368      233,672
                                           ------------  -------------- ----------------- -----------  -----------
 CONCESSIONAIRES
     Supplies - basic                            3,489               -                 -       3,489        3,020
     Supplies - short-term                         116               -                 2         118          144
                                           ------------  -------------- ----------------- -----------  -----------
                                                 3,605               -                 2       3,607        3,164
                                           ------------  -------------- ----------------- -----------  -----------
 ENERGY GRID CHARGES                               840               -                 -         840          315
                                           ------------  -------------- ----------------- -----------  -----------
 TOTAL                                         189,857          36,329            13,629     239,815      237,151
                                           ============  ============== ================= ===========  ===========

LONG-TERM RECEIVABLES
CONSUMERS
      Regulatory asset
         Losses                                 72,693               -                 -      72,693       78,569
         Free energy                            68,736               -                 -      68,736       60,055
                                           ------------  -------------- ----------------- ------------------------
 TOTAL                                         141,429               -                 -     141,429      138,624
                                           ============  ============== ================= ========================


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------




                                                                    CONSOLIDATED
                                           ----------------------------------------------------------------------------
                                               Falling         Overdue up      Overdue over                      Total
                                                                                              -------------------------
                                                   due         to 90 days           90 days        09/04         06/04
                                           ------------   ----------------  ----------------  -----------  ------------
 CONSUMERS
    Residential                                 57,911             35,612             5,582       99,105        98,807
    Industrial                                  55,428              6,269             4,645       66,342        61,803
    Commercial, services and other
      activities                                38,036             13,161            10,865       62,062        56,836
    Rural                                       11,956              5,360             1,394       18,710        16,210
    Public entities:
    Federal                                      2,061                775               788        3,624         3,434
    State                                        3,590                648               343        4,581         4,276
    Municipal                                    4,574              3,305             2,689       10,568        10,243
    Public lighting                              9,706              3,590             7,796       21,092        18,464
    Public service                               5,497              1,383               203        7,083         5,512
     Regulatory asset
        Losses                                  59,225                  -                 -       59,225        58,756
        Free energy                             13,735                  -                 -       13,735        17,223
    Debt installments                           34,859              1,178             3,723       39,760        41,466
    Provision for tariff readjustment           45,623                  -                 -       45,623        37,536
    Other receivables                           28,237              1,283               356       29,876        26,529
                                           ------------   ----------------  ----------------  -----------  ------------
                                               370,438             72,564            38,384      481,386       457,095
                                           ------------   ----------------  ----------------  -----------  ------------
 CONCESSIONAIRES
    Supplies - basic                             3,749                  -                 -        3,749         3,251
    Supplies - short-term                          485                  -                 2          487           511
    Other                                         (22)                  -                 -         (22)           103
                                           ------------   ----------------  ----------------  -----------  ------------
                                                 4,212                  -                 2        4,214         3,865
                                           ------------   ----------------  ----------------  -----------  ------------
 ENERGY GRID CHARGES                             1,803                  -                 -        1,803         1,138
                                           ------------   ----------------  ----------------  -----------  ------------
 TOTAL                                         376,453             72,564            38,386      487,403       462,098
                                           ============   ================  ================  ===========  ============

LONG-TERM RECEIVABLES
CONSUMERS
     Regulatory asset
        Losses                                 116,381                  -                 -      116,381       125,692
        Free energy                             87,693                  -                 -       87,693        80,565
    Supplies - short-term                        3,068                  -                 -        3,068         3,068
    Provision for tariff readjustment           25,274                  -                 -       25,274        25,937
    Other receivables                            8,195                  -                 -        8,195         8,479
                                           ------------   ----------------  ----------------  -----------  ------------
 TOTAL                                         240,611                  -                 -      240,611       243,741
                                           ============   ================  ================  ===========  ============


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


4.1 - Wholesale Energy Market (MAE)

The Company has recorded in current assets R$ 118 thousand (R$ 3,555 thousand - consolidated) and in current liabilities R$ 366 thousand (R$ 1,064 thousand - consolidated) related to the sale and purchase of energy and system service charges realized in the Wholesale Energy Market (MAE). A portion of these amounts is subject to change depending on the judicial proceedings in progress, filed by companies of the Sector, about the interpretation of market rules in effect.


                                       PARENT COMPANY                            CONSOLIDATED
                           ---------------------------------------   --------------------------------------
                             ASSETS            LIABILITIES             ASSETS           LIABILITIES
                           -----------  --------------------------   -----------  -------------------------
                                                        SYSTEM                                    SYSTEM
                                                       SERVICE                                   SERVICE
                               SALE       PURCHASE     CHARGES           SALE       PURCHASE     CHARGES
                           ---------------------------------------   --------------------------------------

At June 30, 2004                 144          173            280         3,581           349          408
  Additions                        -          193              -             -           461          519
  Settlements                    (26)           -           (280)          (26)         (196)        (477)
                           -----------  -----------  -------------   -----------  ------------  -----------
At September 30, 2004            118          366              -         3,555           614          450
                           ===========  ===========  =============   ===========  ============  ===========



4.2 - Tariff adjustment

4.2.1- ESCELSA

On August 6, 2004, ANEEL published Approval Resolution 191/04, which fixed ESCELSA tariffs, effective from August 7, 2004 to August 6, 2005, with an average adjustment of 4.96%.

This adjustment index is reduced by 5.11% due to a remuneration basis arbitrated by ANEEL, lower than that used as provisory in the August 2001 review. With this new basis, the adjustment at the time, which was 19.89%, reduced to 17.80%.

This percentage reduction was applied to the sales from August 7, 2001 to August 6, 2004, resulting in a difference of R$ 56,720, equivalent to the 5.11% deduction in the tariff adjustment of August 6, 2004.

In compliance with the dispositions of article 8, the adjustment amount must be returned to ESCELSA consumers. Item 60 of the Technical Note 135/2004-SRE/ANEEL specified that this return will be made within 12 months. Accordingly, the 5.11% reduction will be effective until the next readjustment scheduled for August 7, 2005.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------

We show below the effects arising from the net recognition of taxes (PIS, COFINS, social contribution and income tax), which are recorded in current assets in "Other Receivables".



                                                                 PARENT COMPANY
                                              ------------------------------------------------------
               DESCRIPTION                         ASSETS          LIABILITIES          RESULTS
-------------------------------------------   -----------------  -----------------  ----------------
Provision:                                                   -
Tariff reduction                                                         (56,720)            56,720
PIS                                                        936                 -               (936)
COFINS                                                   4,311                 -             (4,311)
Social contribution                                      4,633                 -              4,633
Income tax                                              12,868                 -             12,868
Realization:
Tariff reduction                                                           7,126             (7,126)
PIS                                                       (118)                -                118
COFINS                                                    (542)                -                542
Social contribution                                       (582)                -                582
Income tax                                              (1,617)                -              1,617
                                              -----------------  -----------------  ----------------
At September 30, 2004                                   19,889           (49,594)            64,707
                                              =================  =================  ================



4.2.2 - ENERSUL

On April 8, 2004, ANEEL published Approval Resolution 73/04 altering the periodical tariff adjustment of the subsidiary ENERSUL in April 2003, and changing the adjustment percentage from 42.26% to 43.59%, and the X Factor from 2.35% to 1.35%.

In this Resolution, the phasing of the tariff adjustment was maintained, as had been defined in 2003 by that Regulatory Agency, in order to follow the principle of moderate tariffs and the economic/financial equilibrium of the ENERSUL Agreement for Distribution Concession, as follows:

a) In the first year, the tariffs for supply of electric energy were adjusted based on the Tariff Adjustment Index (IRT) of 32.47%; and
b) In the annual tariff adjustments to be approved for the years 2004 to 2007, the difference between IRT and the tariff adjustment (RT) will be added to Portion B.

Considering item "b" above, ENERSUL provisioned during this quarter the income and related taxes amounting to R$ 14,786, and started recoveries via tariff in April 2004, recovering in the quarter R$ 7,362. The balances of these assets are recorded in "Provision for tariff adjustment", the movement on which during the period was as follows:

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------



                                              CURRENT          LONG-TERM
                                          ----------------  ----------------
At June 30, 2004                                   37,536            25,937
Recovery via tariff                                (7,362)                -
Transfers                                          15,449           (15,449)
Increase                                                -            14,786
                                          ----------------  ----------------
At September 30, 2004                              45,623            25,274
                                          ================  ================


5. GENERAL ELECTRIC ENERGY SECTOR AGREEMENT

The General Electric Energy Sector Agreement, to which the Company adhered to on December 20, 2001, established conditions for settling contractual and administrative disputes and eliminating the possibility of judicial or extrajudicial suits over issues arising from the electric energy rationing period. The main points of the Agreement are as follows:

o    Declaration of desistence/renunciation;
o    Purchase agreement for net contractual surpluses;
o    Agreement for reimbursement of free energy;
o    Addendums to the initial contracts; and
o    Energy Development Account (CDE).

Based on Provisional Measure 14/01, converted into Law 10438/02, and related legislation, the Company calculated the amount of the extraordinary tariff recomposition applicable to all electric energy distribution companies, for the purpose of neutralizing the margin losses resulting from the Emergency Program for Reducing Electric Energy Consumption (PERCEE), in effect from June 2001 to February 2002.

At the same time, in common with the other electric energy distribution utilities, the Company calculated the monthly variations of costs not managed by the companies (Portion A) and listed all the additional energy purchase costs in the MAE (free energy) ambit to be repassed to the generators.

ANEEL Resolutions 480 and 481 (concerning margin losses), 482 (concerning Portion A costs) and 483 (concerning free energy), all dated August 29, 2002, approved the amounts of the revenue recomposition, the extraordinary electric energy tariffs of which were as follows:

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------

|| 2.9% for residential customers (except low income users), rural users and public lighting;
o    7.9% for all other customers.

ANEEL Resolution 1/04 fixed new periods for application of the Extraordinary Tariff Recomposition (RTE) (losses and free energy), modifying the tariff recovery period from 70 to 69 months (82 to 73 months - ENERSUL), starting as from December 2001.

Studies undertaken by management indicate that these assets will be fully collected over the maximum period established, and therefore no provision for losses was recorded.

5.1 - Recovery of electric energy supply losses

These losses, which are part of RTE, were as follows during the period:



                                             PARENT COMPANY                 CONSOLIDATED
                                       --------------------------  ------------------------
                                           Current     Long-term     Current     Long-term
                                       ------------  ------------  ---------- -------------

At June 30, 2004                            35,730        78,569      58,756       125,692
Recovery through tariff increase            (9,084)            -     (15,042)            -
Transfers                                    9,285        (9,285)     15,511       (15,511)
SELIC index adjustments                          -         3,409           -         6,200
                                       ------------  ------------  ---------- -------------
At September 30, 2004                       35,931        72,693      59,225       116,381
                                       ============  ============  ========== =============


The amounts were recorded in the Consumers and concessionaires account, in current assets and long-term receivables.

5.2 - Free energy

Free energy refers to electric energy that was generated but is not part of the initial or any equivalent agreements.

According to the Free Energy Reimbursement Agreement, electric energy generation companies, supported by article 2 of Law 10438, paid market prices for the free energy allocated to them by MAE (MAE prices) during the PERCEE period according to pre-established rules.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------



The distribution utilities, benefited by the Extraordinary Tariff Recomposition
(RTE), will reimburse the generating utilities for the difference between the MAE price and R$ 49.26 per MWh.

The amounts of this reimbursement were calculated according to MAE accounting and shared among the distribution companies, proportionally to individual consumption of energy in the National Interconnected Electricity System. The amount of this electric energy is being reimbursed to the generating companies, in conjunction with the RTE over 69 months (73 months for Enersul), composed as follows:



                                                               PARENT COMPANY                          CONSOLIDATED
                                          ------------------------------------  ------------------------------------
              DESCRIPTION                         CURRENT           LONG-TERM           CURRENT           LONG-TERM
----------------------------------------  ----------------  ------------------  ----------------  ------------------
At June 30, 2004                                    7,217              60,055           17,223              80,565
Recovery through tariff increase                   (3,617)                  -           (6,205)
                                                                                             -
Transfers                                              12                 (12)           2,717              (2,717)

Recoverable energy                                      -               5,886                -               5,886

SELIC index adjustment                                  -               2,807                -               3,959
                                          ----------------  ------------------  ----------------  ------------------

At September 30, 2004                               3,612              68,736           13,735              87,693
                                          ================  ==================  ================  ==================


The amounts were recorded in the Consumers and concessionaires account, in current assets and long-term receivables, with a contra entry to Unbilled revenue. An obligation in the same amount was recorded in the Energy suppliers account in current and long-term liabilities, with a corresponding charge to results in the Energy purchased for resale - short-term account.

5.3 - Variation in the composition of Portion A costs

In order to determine the concessionaires' tariffs practiced, the electric energy distribution concession agreements establish amounts for each item of those exogenous costs that are part of the operating expenses known as the variable Portion A of the IRT formula, as follows:

o    Tariff for the transfer of the energy potential from Itaipu Binacional;
o    Tariff for the transport of the electric energy from Itaipu Binacional;
o    Quota for the Fuel Consumption Account (CCC);
o    Costs for transmission infrastructure usage on the basic grid;

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------

o    Financial compensation for use of water resources;
o    System Service Charges (ESS);
o    Energy purchased as established in the initial agreements;
o    Quota for the Global Reversion Reserve Contribution (RGR);
o    Electric energy service inspection fee;
o    Connection charges; and
o    Energy Development Account (CDE).

Provisional Measures 2227/01 and 14/01, converted into Law 10438/04, and ANEEL Resolution 90/02 set up a pro-forma account for recording the compensation of differences, positive or negative, between the amount of each item from the date of the last tariff increase to the date it was effectively paid.

The balance is being increased by financial remuneration based on the Special System for Settlement and Custody (SELIC) interest rate.

These amounts were recognized in the Prepaid expenses account in long-term receivables, with a contra entry to Operating expenses, according to their nature.

5.3.1 - Portion A

The Portion A amounts that will be recovered after the end of RTE (Loss and Free Energy) balance, calculated in the period from January 1 to October 25, 2001, and computed in the extraordinary tariff recomposition, were as follows:

                                               PARENT COMPANY     CONSOLIDATED
                                               ---------------  ---------------
                                                                     Long-term
                                               ---------------  ---------------
At June 30, 2004                                       62,273          103,366
SELIC remuneration                                      2,417            4,012
                                               ---------------  ---------------
At September 30, 2004                                  64,690          107,378
                                               ===============  ===============


ANEEL Resolution 1/04 modified the procedure for the recovery of Portion A, extending the period of the RTE to that necessary to reach the amount approved, by using the same mechanism, that is, the extraordinary tariff application.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------

5.3.2 - Account of Installment A variation (CVA)

Amounts registered as Portion A - CVA variations, which are not part of the extraordinary tariff recovery, calculated as from October 26, 2001, are recorded in prepaid expenses, as follows:


                                          PARENT COMPANY                CONSOLIDATED
                                      -------------------------  ---------------------------
                                        09/04         06/04          09/04         06/04
                                      -----------  ------------  -------------  ------------
CURRENT ASSETS
 Prepaid expenses (CVA).                  68,379        59,550        110,086       102,021
 (-) CVA liability                       (31,633)      (29,791)       (41,531)      (39,821)
                                      -----------  ------------  -------------  ------------
                                          36,746        29,759         68,555        62,200
                                      ===========  ============  =============  ============

LONG-TERM RECEIVABLES
 Prepaid expenses (CVA).                  42,220        46,757         55,573        68,282
 Other PIS/COFINS rate increase (*)       23,095             -         43,550             -
 (-) CVA liability                       (12,038)      (12,467)       (16,143)      (17,616)
                                      -----------  ------------  -------------  ------------
                                          53,277        34,290         82,980        50,666
                                      -----------  ------------  -------------  ------------
 Portion A                                64,690        62,273        117,378       103,366
                                      -----------
                                                   ------------  -------------  ------------
                                         117,967        96,563        200,358       154,032
                                      ===========  ============  =============  ============


     (*) As from December 2002 there was an increase in the PIS rate from 0.65% to 1.65% and, as from February 2004, in the COFINS rate from 3% to 7.6%. This increase was followed by the non-cumulativity principle of these taxes. ANEEL did not recognize the increase of these rates on the electric energy tariff, the indirect costs of which the Company has been recording as PIS/COFINS expenses. Based on Official Letter 1482/2004 - SFF/SRE/ANEEL of September 6, 2004, the Company set up regulatory asset of the amount calculated between the rates and the previous systems with the current rates and the non-cumulativity principle since the dates of the increases.

According to Interministerial Ordinance 116/03, the CVA balance will be included in the electric energy supply tariffs in the 24 months subsequent to the annual tariff adjustment that will occur between April 8, 2004 and April 7, 2005. The postponement includes, in the case of ESCELSA, the balance for the period from August 2002 to July 2003 and, for ENERSUL, from April 2002 to March 2003, plus an amount to be calculated in the 12 months subsequent to the adjustments from August 2003 and April 2003, respectively.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------

The CVA approved and in formation is as follows:


                                              PARENT COMPANY               CONSOLIDATED
                                        ---------------------------  --------------------------
                 CVA                       09/04          06/04         09/04         06/04
--------------------------------------  ------------  -------------  ------------  ------------
Approved                                     57,165         49,665        94,826        93,583
In formation                                 32,858         14,384        60,709        19,283
                                        ------------  -------------  ------------  ------------
                                             90,023         64,049       155,535       112,866
                                        ============  =============  ============  ============


5.4 -Emergency Capacity Charge

Established by Provisional Measure 14/2001, converted into Law 10438/2002, the objective of this charge is to cover the costs necessary for contracting the generation capacity or electric energy potential by Comercializadora Brasileira de Energia Emergencial - CBEE. The electric energy distribution concessionaires are responsible for the billing of this charge which reaches all consumer classes, except the residential classified as low income, based on the individual consumption.

The collection of this charge, approximately R$ 0.0085/kWh, is fully repassed to CBEE, net of the taxes generated.

5.5 -SELIC remuneration

In accordance with current legislation, the RTE, Free Energy and CVA balances are remunerated based on the SELIC interest rate, and the amount of R$ 35,213 is recognized in results for the period ended September 30, 2004 (R$ 37,198 at September 30, 2003) in the parent company and R$ 51,267 at September 30, 2004 (R$ 75,852 at September 30, 2003) in the consolidated.


6.   LOW INCOME CONSUMERS

Law 10438/02 established the guidelines for classifying the low income residential sub-category, which was defined as a consumption unit with monthly consumption of less than 80 kWh. Decree 4336/02 expanded the rules to include units with monthly consumption between 80 and 220 kWh.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------

As a result of the new classification, there was a loss on revenues amounting to R$ 18,172 at September 30, 2004 (R$ 15,359 at September 30, 2003) in the parent company and R$ 27,042 (R$ 21,929 at September 30, 2003) in the consolidated, net of the Added Value Tax on Sales, Interstate and Intercity Transport Services and Communications (ICMS).

As a result of Normative Act 03/03, published in the Diario Oficial do Estado do Espirito Santo (Official Gazette) on November 24, 2003, issued by the Treasury Secretariat of the State of Espirito Santo, which declares that the portion of the subvention by the Federal Government exceeding the exempt residential consumption based on the ICMS state legislation (50 KWh/month) is subject to ICMS tax, management, prudently, set up a provision for a probable tax liability of R$ 10,351 (consolidated - R$ 13,840), charged against taxes in operating expenses.

Based on ICMS Agreement 78/04, published in the Official Gazette of September 30, 2004, the states of Espirito Santo and Mato Grosso do Sul, among others, were authorized to dispense with the collection of ICMS related to the subvention installments of the energy supply to low income residential consumers, from May 1, 2002 to February 29, 2004. Accordingly, management released the provision for tax liability of R$ 10,351 (R$ 14,941 in consolidated).



7.   TAXES TO BE OFFSET

                                                      PARENT COMPANY                 CONSOLIDATED
                                                ----------------------------  ----------------------------
TAXES                                                  09/04          06/04          09/04          06/04
----------------------------------------------  -------------  -------------  -------------  -------------
Withholding income tax                                   858            584         17,324          9,816
Corporate Income Tax (IRPJ) recoverable                4,284          3,467          4,590          4,027
Social contribution on net income                      2,909          2,369          7,057          3,008
Social Integration Program (PIS)
   contributions recoverable                               -              -            868            759
Social Contribution on Revenues (COFINS)
   recoverable                                                                           6              6
ICMS recoverable                                       1,007            499          8,104          5,889
Income tax on remittances abroad                           -              -          2,675          2,675
Other                                                     39            396            376            525
                                                -------------  -------------  -------------  -------------
                                                       9,097          7,315         41,000         26,705
                                                =============  =============  =============  =============

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


8. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

The tax credits listed below relative to income tax and social contribution losses and other amounts that constitute temporary differences, to be used for reduction of future taxation, were recorded based on the Company's profitability history and expected taxable income for the coming years, considering a maximum period of ten years.

As a result of the rules laid down by CVM Instruction 371/02, the Company did not record new credits, as from July 1, 2002, in the amounts of R$ 108,705 in the parent company and R$ 143,689 in the consolidated at September 30, 2004.

Based on these assumptions, the amounts of the tax assets to be appropriated were determined as follows:



                                                              PARENT COMPANY                    CONSOLIDATED
                                             --------------------------------  ------------------------------
ASSETS                                                  09/04          06/04           09/04           06/04
                                             -----------------  -------------  --------------  --------------
Tax losses                                            285,384        287,910         685,601         684,948
                                             -----------------  -------------  --------------  --------------

Temporary additions
 Labor and civil claims                                26,056         26,056          52,430          52,430
 Post-employment benefits                              30,451         30,451          30,451          30,451
 Tax claims                                            77,658         77,658          93,729          93,726
 Other additions                                        1,576          1,576           1,576           1,576
                                             -----------------  -------------  --------------  --------------
                                                      135,741        135,741         178,186         178,183
                                             -----------------  -------------  --------------  --------------
                                                      421,125        423,651         863,787         863,131
Rate                                                      25%            25%             25%             25%
                                             -----------------  -------------  --------------  --------------
Income tax                                            105,281        105,913         215,947         215,783
                                             -----------------  -------------  --------------  --------------

                                             -----------------  -------------  --------------  --------------
Social contribution loss                              374,315        376,498         716,584         667,842
                                             -----------------  -------------  --------------  --------------

Temporary additions
 Labor and civil claims                                26,056         26,056          52,430          52,430
 Post-employment benefits                              30,451         30,451          30,451          30,451
 Tax claims                                            31,519         31,519          31,519          31,519
 Other additions                                        1,579          1,579           1,579           1,579
                                             -----------------  -------------  --------------  --------------
                                                       89,605         89,605         115,979         115,979
                                             -----------------  -------------  --------------  --------------

                                                      463,920        466,103         832,563         783,821
Rate                                                       8%             8%              8%              8%
                                             -----------------  -------------  --------------  --------------
Social contribution                                    37,114         37,288          66,605          62,706
                                             -----------------  -------------  --------------  --------------
 Long-term receivables                                142,395        143,201         282,552         278,489
                                             -----------------  -------------  --------------  --------------
 Current assets                                             -              -         (7,608)         (7,608)
                                             -----------------  -------------  --------------  --------------
                                                      142,395        143,201         274,944         270,881
                                             =================  =============  ==============  ==============


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


The expectation as to the realization of these deferred tax credits, segregated between the amounts recorded and not recorded, is as follows:

Amounts recorded:



                                      PARENT COMPANY
--------------------------------------------------------------------------------------------
    EXPECTATION
         OF                                                                       TOTAL
    REALIZATION               2006          2007          2008          2009
---------------------  ------------  ------------  ------------  ------------  -------------
Income tax                   4,866        18,906        29,828        51,681        105,281
Social contribution          1,516         6,780        10,738        18,080         37,114
                       ------------  ------------  ------------  ------------  -------------
                             6,382        25,686        40,566        69,761        142,395
                       ============  ============  ============  ============  =============




                                                  CONSOLIDATED
------------------------------------------------------------------------------------------------------------------
  EXPECTATION               TOTAL                                                                2010       TOTAL
       OF                 CURRENT                                                                  TO       LONG-
  REALIZATION                2004       2005        2006        2007      2008         2009      2011        TERM
-----------------    -------------  ---------  ----------  ----------  --------  ----------- ---------  ----------
Income tax                  5,594      8,971      16,514      33,524    48,313       73,250    29,781     210,353

Social
contribution                2,014      3,232       5,712      12,045    17,395       26,207         -      64,591
                     -------------  ---------  ----------  ----------  --------  ----------- ---------  ----------

                            7,608     12,203      22,226      45,569    65,708       99,457    29,781     274,944
                     =============  =========  ==========  ==========  ========  =========== =========  ==========


Amounts not recorded:

..                                                       FROM 2009 TO 2011
                                               --------------------------------
EXPECTATION OF REALIZATION                      PARENT COMPANY    CONSOLIDATED
---------------------------------------------  ----------------  --------------
Income tax                                              78,760          97,185
Social contribution                                     29,945          46,504
                                               ----------------  --------------
                                                       108,705         143,689
                                               ================  ==============


Based on SRF COSIT Opinion 26/02 and decisions of the 1st, 2nd and 6th Federal Revenue Regional Superintendencies (SRF), the subsidiary Enersul claimed the right at the administrative level to defer taxes on RTE (recovery of rationing losses and free energy), as well as on the energy spot market (MAE).

Through Notification 5/04, the Company was informed of Decision 3.103/03 of the Federal Tax Department's Regional Office in Campo Grande - MS, approving the request for deferral of the above mentioned revenues in respect of the related federal taxes.

In view of this fact, the Enersul tax credits, originally written-off in 2001, were reconstituted and the following deferred tax liabilities recognized, which are being realized.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


                                                 PARENT COMPANY                CONSOLIDATED
                                   -----------------------------  --------------------------
LIABILITY                                  09/04          06/04         09/04         06/04
----------------------------------- -------------  -------------  ------------  ------------
 Income tax                               53,576         29,755        76,991        53,120
 Social contribution                      20,991         12,415        28,986        20,788
 PIS                                           -              -         1,937         1,861
 COFINS                                        -              -         9,060         8,706
                                    -------------  -------------  ------------  ------------
                                          74,567         42,170       116,974        84,475
 Current liabilities                           -              -      (24,881)      (24,779)
                                    -------------  -------------  ------------  ------------
 Long-term liabilities                    74,567         42,170        92,093        59,696
                                    =============  =============  ============  ============


In the parent company, tax liabilities are related to the deferral of exchange variations in accordance with article 30, of Provisional Measure 2.158-35/2001.


9. ASSOCIATED, SUBSIDIARY AND PARENT COMPANIES


                                                                                           PARENT COMPANY
                          --------------------------------------------------------------------------------
                                            ASSETS                 LIABILITIES                    RESULTS
                          -------------------------   -------------------------  -------------------------
                                                                                         ENERGY PURCHASED
       RELATED                   OTHER RECEIVABLES              OTHER PAYABLES                 FOR RESALE
                          -------------------------   -------------------------  -------------------------
        PARTY                   09/04        06/04         09/04         06/04         09/04        09/03
----------------------    ------------  -----------   -----------  ------------  ------------ ------------

MAGISTRA                            7           50             -             -             -            -
ENERSUL                         1,806          750           123           103             -            -
ESCELSAPAR                        105           68           917            95             -            -
CESA                              316          621             -             -         2,189        1,567
ENERTRADE                           -            -             -             -        66,656        6,021
OTHER                             560          523             -             -             -            -
                          ------------  -----------   -----------  ------------  ------------ ------------
                                2,794        2,012         1,040           198        68,845        7,588
                          ============  ===========   ===========  ============  ============ ============


                            --------------------------------------------------
                                                                 CONSOLIDATED
                            --------------------------------------------------
                                           ASSETS                     RESULTS
                            ----------------------  --------------------------
                                        LOANS AND            ENERGY PURCHASED
         RELATED                        FINANCING                  FOR RESALE
                            ----------------------  --------------------------
          PARTY               09/04         06/04         09/04         09/03
--------------------------  -------- -------------  ------------  ------------

ESC 90                       81,482        79,321             -             -
ENERTRADE                         -             -       113,332        29,674
OTHER                         1,015           322             -             -
                            -------- -------------  ------------  ------------
                             82,497        79,643       113,332        29,674
                            ======== =============  ============  ============

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------

9.1 - Other receivables and payables

These transactions refer basically to the transfer of costs of related companies, including administrative and technical cooperation activities.

9.2 - Energy purchased for resale

ENERTRADE

On December 23, 2002, ESCELSA and its indirect subsidiary ENERSUL signed with ENERTRADE - Comercializadora de Energia S.A. an agreement for the purchase and sale of electric energy, effective from January 1, 2003 to December 31, 2012, covering, for the parent company, an average of 11.45 MW in 2003 and 52 MW as from 2004, and for ENERSUL an average of 35 MW at prices of R$ 85.67/MWh (ESCELSA) and R$ 80.21/MWh (ENERSUL), altered on February 19 and March 20, 2003, to R$ 83.73/MWh and R$ 79.77/MWh, respectively.

These prices were established according to the rules on the Normative Value
(VN), included in ANEEL Resolution 248/2002, applicable at the time the agreements were entered into and submitted for registration with ANEEL on December 23, 2002.

During the ESCELSA tariff adjustment process, the Company became aware that ANEEL did not accept the agreement amount, fixing the amount of R$ 74.79/MWh (base date: December 2002), taking into consideration the Technical Notes issued by ANEEL.

During the tariff adjustment process, ENERSUL requested the transfer to the tariff of the agreement amount restated through April 2003, that is, R$ 104.74/MWh, based on current legislation. However, ANEEL recognized only R$ 84.33/MWh, the average price in the Southeast region auctions for six-year agreements.

On April 25, 2003 and August 29, 2003, ENERSUL and ESCELSA, respectively, filed administrative appeals at ANEEL defending the full application of the contractual amounts, for recognition in the tariff, using the following arguments:

a) ENERSUL: (i) absence of a normative basis for recognizing only R$ 84.33/MWh;
(ii) the cost of energy purchased limited by the VN methodology must be repassed to the electric energy tariffs, as determined by the 5th and 6th subclauses, of clause 7 of the Concession Agreement.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


b) ESCELSA: (i) the non-existence of market price references for long-term agreements more than the marginal cost of expansion; (ii) the equivalence of contracted price with VN, which is lower than the marginal cost of expansion, this aligned with the moderate tariffs prescribed in the Concession Agreement; and (iii) the long-term agreement confers and assures stable and foreseeable prices to final consumers.

Through Official Letters 1769/03 and 1779/03-SFF/ANEEL, of October 29, 2003, ANEEL did not approve the ENERSUL and ESCELSA agreements, and confirmed the previous understanding to recognize R$ 79.48/MWh at the base date March 2003 and R$ 74.79/MWh at the base date December 2002, for each of the concessionaires, in this order.

ENERTRADE submitted the issue to the Judiciary Power, obtaining a favorable decision in Bill of Review 2004.01.00.007.806-5/DF, which determined the overestimation of the effects of Letters 1769/03 and 1779/03-SFF/ANEEL and recognized the approval of the agreements for all legal purposes, until a definite pronouncement of the Judiciary Power. This decision was communicated through Letter 166/ENERTRADE dated March 15, 2004.

The subsidiary ENERSUL through Letter CT-PR-5/04, reported such decision to ANEEL, with reiteration of the request for recognition of the amounts of R$ 104.69/MWh in April 2003 and R$ 109.52/MWh in April 2004, in the tariff adjustment process in course, which is still pending reply from the Agency.

On May 21, 2004, in the Periodical Tariff Review process, ESCELSA, through letter CT-PR -18/04, reiterated the request to repass to the tariffs the contract amounts, signed on December 23, 2002 with ENERTRADE, based on the decision of the Judiciary Power which determined that ANEEL approve the mentioned contract.

Up to third quarter 2004, the price differences in question reached the amount of R$ 7,426 thousand for ESCELSA and R$ 5,652 thousand for ENERSUL, recorded in operating expenses.

Administrative decisions on the appeals are awaited, and judicial solutions are available if there are unfavorable decisions.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


CESA

ESCELSA has an agreement for the purchase and sale of electric energy, effective as from August 1, 2001 to December 25, 2025, for the average of 2.57 MW, as from September 19, 2001, at the price of R$ 93.07/MWh, altered on August 7, 2003 to
2.80 MW, at the price of R$ 116.12/MWh, effective as from February 25, 2003, already recognized in the tariff approved by ANEEL.

COSTA RICA ENERGETICA S.A.

The subsidiary ENERSUL has an agreement for the purchase and sale of electric energy with Costa Rica Energetica S.A., recognized by ANEEL, effective as from March 1, 1999, for the average of 10.33 MW, altered on April 8, 2003, at the price of R$ 89.30/MWh.

9.3 - Loans and financing

The consolidated financial statements show basically the balance of loans between the subsidiary MAGISTRA and related company ESC90, which were made under similar conditions applied to financing transactions practiced by the national financial market.

The conditions of the two main loans are as follows:

         1(0)) Interest: Long-term Interest rate (TJLP) + 4% p.a.;
               Maturity: November 2004;
               Balance: R$ 6,837 (R$ 6,613 on June 30, 2004)

         2(0)) Interest: 100% of Interbank Deposit Certificate (CDI);
               Maturity: various up to the end of 2004;
               Balance: R$ 74,645 (R$ 72,708 on June 30, 2004)

The financial income of MAGISTRA from related company ESC90 of R$ 8,658 (R$ 10,634 consolidated at September 30, 2003), is recorded in the Other financial income account. The loans are guaranteed by promissory notes equivalent to 125% of the principal.

The Company does not engage in transactions or agreements with related parties under terms or conditions more/less favorable than would be practiced with third parties.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------



10. OTHER RECEIVABLES - UTE CAMPO GRANDE

During 2002, ENERSUL management decided to sell the assets comprising the UTE Campo Grande construction project, and an analysis of all the costs incurred was made, including the Thermoelectric Plant, Substations and Associated Distribution Lines.

Calculated all the costs, a provision was recorded to reduce the assets to market value - the UTE generator turbine - likely of realization, adjustments that reached R$ 71,768, R$ 49,829 in 2002 and R$ 21,939 in 2003.

The movement in the last quarters of 2004 were:

                                                                   CONSOLIDATED
                                                    ----------------------------
                                                           09/04          06/04
                                                    -------------  -------------
Balance at the beginning of the period                   45,750         49,446
Payments                                                    462            845
Adjustment to market value                               (3,916)        (4,541)
Sale amount                                             (42,296)             -
                                                    -------------  -------------
Balance at the end of the period                               -        45,750
                                                    =============  =============

On September 22, 2004, the asset representing this receivable was sold - the UTE Campo Grande turbine - which resulted in the tax recognition of the provisions amount to reduce to market value, affecting results for the quarter, as follows:

Losses recorded up to 2003 (see Note 19):                        (71,768)
Losses recorded in 2004                                           (9,345)
                                                         -----------------
Deduction basis                                                  (81,113)
                                                         =================

Tax credits
Income tax                                                         20,278
Social contribution                                                 7,300
                                                         -----------------
Effect on results                                                  27,578
                                                         =================

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------

11.  INVESTMENTS



                                                          PARENT COMPANY               CONSOLIDATED
                                                 ------------------------  -------------------------
                                                     09/04         06/04        09/04         06/04
                                                 ----------  ------------  -----------  ------------
Equity investments:
   Stated on the equity method:
     MAGISTRA PARTICIPACOES S.A                    938,472       916,845            -             -
     TV A CABO VITORIA - TVIX S.A                    (359)         (315)            -             -
     ESCELSA PARTICIPACOES S.A. - ESCELSAPAR           467           473            -             -
                                                 ----------  ------------  -----------  ------------
                                                   938,580       917,003            -             -
                                                 ----------  ------------  -----------  ------------
   Goodwill on investments purchased:
     Goodwill                                            -             -      393,618       393,618
     Amortization                                        -             -     (45,111)      (41,496)
                                                 ----------  ------------  -----------  ------------
                                                         -             -      348,507       352,122
                                                 ----------  ------------  -----------  ------------
Other investments, studies and projects              2,598         2,593        2,664         2,653
                                                 ----------  ------------  -----------  ------------
 TOTAL                                             941,178       919,596      351,171       354,775
                                                 ==========  ============  ===========  ============



The goodwill recorded by wholly-owned subsidiary MAGISTRA, arising from the difference between the amount paid and the book value of ENERSUL, is based on the company's future profitability over the period of the ENERSUL concession (thirty years) and is being amortized proportionally to its projected results, discounted to present value, at the purchase date of the investment.

Additional information on investments stated on the equity method of accounting:



                                     MAGISTRA                          TVIX                    ESCELSAPAR
                                 ------------------------------  ------------------------  -----------------------------
                                        09/04            06/04        09/04        06/04            09/04         06/04
                                 -------------   --------------  -----------  -----------  ---------------  ------------
Class of shares                        Common           Common       Common       Common           Common        Common

Total shares                      473,203,348      473,203,348        1,540        1,540            1,000         1,000

Total shares of Escelsa           473,203,348      473,203,348        1,500        1,500            1,000         1,000
Capital stock                         668,483          668,483        1,540        1,540            2,800         2,800
Stockholders' equity                  938,472          916,845        (367)        (321)              467           473
Participation                            100%             100%       97.40%       97.40%             100%          100%
                                 -------------   --------------  -----------  -----------  ---------------  ------------
Investment value                      938,472          916,845        (359)        (315)              467           473
                                 =============   ==============  ===========  ===========  ===============  ============
Results for the year                   58,772           20,062        (121)         (75)            (871)         (865)
Equity in the results                  58,772           20,062        (118)         (73)            (871)         (865)


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


12. PROPERTY AND EQUIPMENT


                                            PARENT COMPANY                                      CONSOLIDATED
                                  -------------------------   Annual average rates    ----------------------------
                                       09/04         06/04      of depreciation (%)          09/04         06./04
                                  -----------  ------------  -----------------------  -------------  -------------
IN SERVICE:
   Generation                        108,740       106,323                    2.39%        270,882        257,694
   Transmission                       14,179        15,492                    3.03%         14,179         15,492
   Distribution                    1,096,038     1,091,521                    4.31%      2,077,293      2,078,285
   Selling                             4,301         4,301                    8.43%          7,971          7,971
   Administration                    134,903       132,610                    8.01%        262,320        265,794
                                  -----------  ------------  -----------------------  -------------  -------------
                                   1,358,161     1,350,247                    4.52%      2,632,645      2,625,236
                                  -----------  ------------  -----------------------  -------------  -------------
(-) DEPRECIATION
   Generation                       (67,462)      (66,548)                               (122,875)      (112,235)
   Transmission                      (6,785)       (7,496)                                 (6,785)        (7,496)
   Distribution                    (455,971)     (445,089)                               (856,042)      (843,733)
   Selling                           (3,234)       (3,147)                                 (4,279)        (4,105)
   Administration                   (71,687)      (69,262)                               (133,770)      (132,251)
                                  -----------  ------------                           -------------  -------------
                                   (605,139)     (591,542)                             (1,123,751)    (1,099,820)
                                  -----------  ------------                           -------------  -------------
                                     753,022       758,705                               1,508,894      1,525,416
                                  -----------  ------------                           -------------  -------------

IN PROGRESS:
   Generation                          3,213         4,034                                  63,141         60,792
   Transmission                        4,302         3,792                                   4,302          3,792
   Distribution                      101,572        80,147                                 158,997        120,724
   Selling                                 -             -                                       8              8
   Administration                      4,763         4,085                                  12,362          8,560
                                  -----------  ------------                           -------------  -------------
                                     113,850        92,058                                 238,810        193,876
                                  -----------  ------------                           -------------  -------------
 TOTAL                               866,872       850,763                               1,747,704      1,719,292
                                  -----------  ------------                           -------------  -------------
Obligations related to the         (109,472)     (106,788)                               (225,274)      (216,275)
   concession
                                  -----------  ------------                           -------------  -------------
                                     757,400       743,975                               1,522,430      1,503,017
                                  ===========  ============                           =============  =============


Obligations related to the concession are as follows:

                                      PARENT COMPANY            CONSOLIDATED
                                ---------------------     ---------------------
                                  09/04        06/04        09/04        06/04
                                --------  -----------     --------  -----------

Consumer contributions           78,419       75,735      111,681      108,336
Donations and subventions        25,795       25,795       81,958       76,304
Federal participation             5,258        5,258       31,635       31,635
                                --------  -----------     --------  -----------
 TOTAL                          109,472      106,788      225,274      216,275
                                ========  ===========     ========  ===========

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


The obligations related to the concession of public electric energy service are represented by Federal amounts, donations not conditioned to any return in favor of the donor, and the subventions and contributions received from consumers intended for investments in the distribution activity.

The maturity date of these obligations is determined by the Regulating Agency, which settlement will occur at the end of the concession. As from January 1, 2002, the balance of this account is being presented as a reduction of property and equipment.


13. SUPPLIERS


                                                    PARENT COMPANY               CONSOLIDATED
                                          -------------------------  -------------------------
                      CURRENT                  09/04         06/04        09/04         06/04
----------------------------------------  -----------  ------------  -----------  ------------
Electric Energy supply:
   FURNAS                                     24,514        21,485       24,514        21,485
   ITAIPU                                     26,326        28,507       37,181        40,194
   ENERTRADE                                  13,085         8,751       19,313        13,770
   TRACTEBEL                                       -             -        8,192         7,703
   ELETROSUL                                       -             -        1,599         1,605
   ONS,MAE and ASMAE                          11,560         9,824       12,258        10,127
   Free energy                                 3,612         7,217       13,735        17,223
   Free energy not transferred                 6,428         5,548        6,643         5,706
   Other                                         332           320       13,107        10,745
                                          -----------  ------------  -----------  ------------
                                              85,857        81,652      136,542       128,558
Material and service providers                17,678        11,877       29,099        22,843
                                          -----------  ------------  -----------  ------------
 TOTAL                                       103,535        93,529      165,641       151,401
                                          ===========  ============  ===========  ============

                     LONG-TERM
----------------------------------------
Energy supply:
   Free energy                                68,736       60,055        87,693       80,565
                                          -----------  ------------  -----------  ------------
                                              68,736       60,055        87,693       80,565
                                          ===========  ============  ===========  ============

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


14. LOANS AND FINANCING



                                                     PARENT COMPANY
-------------------------------------------------------------------------------------------------------------------------
   DESCRIPTION     AVERAGE ANNUAL    AMORTIZATION                  09/04                              06/04
                    INTEREST RATE
----------------------------------------------------  --------------------------------  ---------------------------------
                                   TYPE   PERIOD        Charges    Current  Long-term     Charges    Current   Long-term
                                   (*)
----------------------------------------------------  --------------------------------  ---------------------------------

Local currency:
   Brazilian
     Electricity
     Company                             05/99 to
     (ELETROBRAS)    5.0% - 7.0%    M      08/07              -      1,802     12,488           -      1,948       3,613
   National
     Economic
     Development                         11/99 to
     Bank (BNDES)    TJLP + 3.8%    M      10/10            703     41,856     53,817         401     40,470      63,713
  BNDES-Perdas                           03/02 to
Rac.                 SELIC+1.0%     M      01/06            472     55,531    116,677         528     50,069     126,592
                                         12/03 to
  Banco Pactual       CDI+1.85%     M      12/04              -     21,375          -           -     34,141           -
                                         02/04 to
  Banco Pactual       CDI+1.75%     M      02/05              -      8,518          -           -     11,444           -
  Banco Pactual      108.5% CDI     U      06/05              -     33,688          -           -          -           -
  BRADESCO            110% CDI      U      12/04              -     14,532          -           -          -           -
                                         01/04 to
  ItauBBA             CDI+1.75%     M      03/05              -     16,657          -           -     16,028           -
                                         01/04 to
  ItauBBA             CDI+1.75%     M      02/05              -     27,801          -           -     26,757           -
                                                      --------------------------------  ---------------------------------
                                                          1,175    221,760    182,982         929    180,857     193,918
                                                      --------------------------------  ---------------------------------
Foreign currency:
                                         09/01 to
  BNDES            UMBNDES + 3.5%   M      10/10            152     11,400      9,248         171     12,285      13,215

  Senior Notes          10.0%       U      07/07         25,665          -  1,231,937      61,380          -   1,339,202
                                                      --------------------------------  ---------------------------------
                                                         25,817     11,400  1,241,185      61,551     12,285   1,352,417
                                                      --------------------------------  ---------------------------------
TOTAL                                                    26,992    233,160  1,424,167      62,480    193,142   1,546,335
                                                      ================================  =================================


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


                                                     CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------
      DESCRIPTION        AVERAGE ANNUAL    AMORTIZATION                             09/04                        06/04
                          INTEREST RATE
-----------------------------------------------------------  -----------------------------  ---------------------------
                                         TYPE    PERIOD        Charges Current  Long-term   Charges  Current Long-term
                                          (*)
-----------------------------------------------------------  -----------------------------  ---------------------------

Local currency:

                                                05/99 to
  ELETROBRAS - ESCELSA     5.0% - 7.0%     M      07/07              -   1,802     12,488         -    1,948     3,613
                                                12/97 to
  ELETROBRAS - ENERSUL    6.0% - 12.0%     M      05/22            162  10,168     34,058       170   12,433    33,209
                                                10/99 to
  BNDES - ESCELSA          TJLP + 3.8%     M      10/10            703  41,856     53,817       401   40,470    63,713
                                                11/99 to
  BNDES - MAGISTRA         TJLP + 4.0%     S      11/04            777  21,208          -       246   21,020         -
                                                09/01 to
  BNDES - ENERSUL         TJLP + 3.85%     M      02/08            189  14,094     34,059       200   13,968    37,250
                                                02/02 to
  BNDES-Perdas Rac.        SELIC+1.0%      M      06/06            795  43,049    162,495       880   62,780   198,010
                                                05/04 to
  BNDES-CVA.               SELIC+1.0%      M      04/06            173  40,325     33,298       193   14,016    13,603
                                                10/01 to
  BNDES- ALFA             TJLP + 4.00%     M      09/07            115   9,699     19,402        94    5,859    17,574
                                                07/04 to
  BNDES- CESA              TJLP + 4.5%     M      07/12            203   6,333     42,744       135    4,058    28,398
                                                11/04 to
  BCO BRASIL - FCO           11.20%        M      11/13            563   2,778     27,222       572    1,944    28,056
                                                12/03 to
  BCO Pactual              CDI + 1.85%     M      12/04              -  21,375          -         -   34,141         -
                                                02/04 to
  BCO Pactual              CDI + 1.75%     M      02/05              -   8,518          -         -   11,444         -

  BCO Pactual              108.5% CDI      U      06/05              -  33,688          -         -        -         -

  BRADESCO                  110% CDI       U      12/04              -  14,532          -         -        -         -
                                                01/04 to
  ItauBBA                  CDI + 1.75%     M      03/05              -  16,657          -         -   16,028         -
                                                01/04 to
  ItauBBA                  CDI + 1.75%     M      02/05              -  27,801          -         -   26,757         -

  BCO BRASIL                115% CDI       U      05/05              -  10,000          -         -   10,000         -
                                                02/01 to
  BCO HSBC                  110% CDI       U      07/04             19   2,324          -        23        -         -

  BCO SAFRA                 115% CDI       M      05/04            143  19,828          -        27   10,000         -
  BCO ALFA                  115% CDI       U      10/04              4   5,000          -         -        -         -
                                                07/98 to
  FUNDACAO ENERSUL             10%         M      11/13            100   3,739     14,857       112    3,458    15,534
                                                05/00 to
  OTHER                       1.35%        M      06/09              -       -      1,272         -        -     1,225
                                                             -----------------------------  ---------------------------

TOTAL                                                            3,946 354,774    435,712     3,053  290,324   440,185
                                                             -----------------------------  ---------------------------

Foreign currency:


  SENIOR NOTES                10.0%        U      07/07         25,665       -  1,231,937    61,380        - 1,339,202
                                                09/01 to
  BNDES                   UMBNDES+3.5%     M      10/10            152  11,400      9,248       171   12,285    13,215
                                                07/04 to
  BNDES- CESA                UMBNDES       M      07/12             36     965      6,593       198      964     7,459
                                                11/04 to
  BNDES- ALFA             TJLP + 4.00%     M      10/07            152   2,122      4,823       140    1,395     4,881
                                                11/02 to
  BRADESCO (**)           6.50% - 6.90%    M      11/04            195   2,844          -       426    6,828         -
  UNIBANCO (**)           2.40% to 5.0%    M      03/06            126   7,826      3,913        73    7,523     5,642
                           LIBORtri +           12/02 to
  EUROPEAN INVEST BANK     4.0% - 5.0%     S      03/09            630   8,420     25,572       141    9,153    28,137
                           LIBORsem +           10/96 to
  STN-DMLP                 4.5% - 8.2%     S      04/24            826   3,183     34,751       406    3,461    37,777
                                                03/02 to
  BBA FMO (**)                8.90%        S      09/07             50   5,477      3,652       290    5,448     6,056

  ITAU BBA(**)                4.0%         U      03/05            686  42,546          -       378   41,367         -
                                                12/03 to
  BRADESCO (**)              11.55%        M      11/05            730   7,938      1,323       559    7,743     3,226
                                                             -----------------------------  ---------------------------

                                                                29,248  92,721  1,321,812    64,162   96,167 1,445,595
                                                             -----------------------------  ---------------------------
                                                                33,194 447,495  1,757,524    67,215  386,491 1,885,780
                                                             -----------------------------  ---------------------------
Long-term charges
                                                12/03 to
  BRADESCO (*)               11.55%        M      11/05            122       -          -       233        -         -
  UNIBANCO (*)            2.40% to 5.0%    M      03/06             58       -          -        55        -         -
                                                             -----------------------------  ---------------------------
                                                                   180       -          -       288        -         -
                                                             -----------------------------  ---------------------------
                                                                33,374 447,495  1,757,524    67,503  386,491 1,885,780
                                                             =============================  ===========================


(*) Principal amortization type
U = Single
M= Monthly
S = Half-yearly

(**) Loans protected by swap contracts against foreign exchange variations.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


14.1 - The issuance of bonds abroad refers to the funding obtained through Senior Notes, in a total equivalent to US$ 430,958 thousand, falling due in a single installment in 2007, with interest of 10% p.a., payable on a semiannual basis, on January 15 and July 15 of each year. On May 21, 1998, these Notes were registered with the Securities and Exchange Commission (SEC), in the United States of America, in accordance with the Securities Act of 1933.

The indirect controlling shareholder EDP - Electricidade de Portugal S.A. made a public offer for the acquisition and request of waiver related to the Notes, having acquired the principal of US$ 205,796 thousand, with settlement on December 23, 2002. Before making such offer, EDP held a total of US$ 151,575 thousand in Notes, representing, approximately, 35% of the total issue. Thus EDP became the holder of a total of US$ 357,371 thousand in Notes, representing approximately 83% of the total issue, and the main covenants relating to these Senior Notes were removed. ESCELSA eliminated all obligations inherent to this issuance.

14.2) ESCELSA and ENERSUL loans from ELETROBRAS, BNDES and Banco do Brasil - FCO are guaranteed by their receivables. The ENERSUL loans from the Secretariat of the National Treasury (STN) are guaranteed by debit in an account, of receivables, by the government of the State of Mato Grosso do Sul and part by cash deposit. The other loans are guaranteed by promissory notes. The MAGISTRA loan payable to BNDES is guaranteed by ENERSUL shares in escrow.

14.3) The breakdown of loans and financing by currency is as follows:

                                  PARENT COMPANY                   CONSOLIDATED
                     ----------------------------  -----------------------------
                           09/04           06/04          09/04           06/04
                     ------------  --------------  -------------  --------------

Local currency           404,742         374,775        790,486         730,509
Foreign currency       1,252,585       1,364,702      1,414,533       1,541,762
                     ------------  --------------  -------------  --------------
 TOTAL                 1,657,327       1,739,477      2,205,019       2,272,271
                     ============  ==============  =============  ==============

14.4 - The percentage variations of the main indicators used to restate the loans and financing during the accumulated period are as follows:

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------



                  Currency / Indicators              09/04        09/03
------------------------------------------------- ------------ ------------

US$ x R$                                             -1.06%      -17.26%
IGP-M                                                10.26%        7.10%
Consumer Price Index (INPC)                           4.59%        8.96%
Long-term Interest Rate (TJLP) ((a) (a))              9.75%       12.00%
SELIC                                                11.72%       18.14%
Monetary Unit of BNDES (UMBANDES)                    -1.68%      -15.28%
Interbank Deposit Certificate (CDI)                  11.72%       18.07%


14.5 - Maturity of short and long-term installments is as follows:


         Maturity                                     PARENT COMPANY                             CONSOLIDATED
----------------------------  ---------------------------------------  ---------------------------------------
                                                                                             Type of currency
                              --------------------------------------------------------------------------------
Current                            Local        Foreign        Total        Local       Foreign         Total
                              -----------  -------------  -----------  -----------  --------------------------
2004                              69,319          2,814       72,133      136,510        15,721       152,231
2005                             152,441          8,586      161,027      218,264        77,000       295,264
                              -----------  -------------  -----------  -----------  ------------   -----------
                                 221,760         11,400      233,160      354,774        92,721       447,495
                              -----------  -------------  -----------  -----------  ------------   -----------
 Long-term
2005                              39,717          3,816       43,533       59,243        13,733        72,976
2006                              65,192          3,290       68,482      129,106        21,386       150,492
2007                              59,296      1,232,507    1,291,803      120,605     1,247,904     1,368,509
2008                               5,032            571        5,603       53,711         8,407        62,118
2009                               5,032            571        5,603       18,675         3,940        22,615
2010                               3,664            430        4,094       17,307         3,229        20,536
2011                                 929              -          929       14,573         2,800        17,373
2012                                 929              -          929        9,822         1,831        11,653
2013                               3,191              -        3,191        7,689           866         8,555
After 2013                             -              -            -        4,981        17,716        22,697
                              -----------  -------------  -----------  -----------  ------------   -----------
                                 182,982      1,241,185    1,424,167      435,712     1,321,812     1,757,524
                              -----------  -------------  -----------  -----------  ------------   -----------
 TOTAL                           404,742      1,252,585    1,657,327      790,486     1,414,533     2,205,019
                              ===========  =============  ===========  ===========  ============   ===========


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------



15. PROVISION FOR CONTINGENCIES


                                                                PARENT COMPANY
                           -----------------------------------------------------------------------------------------
      Contingency                             09/04                                        06/04
-------------------------  -------------------------------------------  --------------------------------------------
                                     Provision              Judicial              Provision              Judicial
-------------------------  ------------------------------               ------------------------------
                           In the quarter   Accumulated     deposit        In the        Accumulated      deposit
                                                                           quarter
-------------------------  ---------------  -------------  -----------  --------------  --------------  ------------
Long-term:                                                                          -
  Labor                               354         18,547       14,752              41          18,193        14,363
  Civil                                72          9,491       16,516             155           9,419        16,085
  Tax                               4,101        130,290       82,823           4,151         126,189        79,634
                           ---------------  -------------  -----------  --------------  --------------  ------------
 TOTAL                              4,527        158,328      114,091           4,347         153,801       110,082
                           ===============  =============  ===========  ==============  ==============  ============


                                                               CONSOLIDATED
                         -----------------------------------------------------------------------------------------
     Contingency                            09/04                                        06/04
-----------------------  -------------------------------------------  --------------------------------------------
                                                                      -------------------------------
                                   Provision              Judicial              Provision               Judicial
-----------------------  -------------------------------              -------------------------------
                                In the      Accumulated     deposit          In the      Accumulated      deposit
                               quarter                                      quarter
-----------------------  --------------  ---------------  ----------  --------------  ---------------  -----------
Long-term:
  Labor                          1,523           29,121      19,638             277           27,598       18,815
  Civil                            341           17,283      17,219             167           16,942       16,650
  Tax                            6,145          175,666     118,811           6,098          169,521      113,239
                         --------------  ---------------  ----------  --------------  ---------------  -----------
 TOTAL                           8,009          222,070     155,668           6,542          214,061      148,704
                         ==============  ===============  ==========  ==============  ===============  ===========


It is management's understanding that the provisions recorded are sufficient to cover probable losses from ongoing lawsuits. Based on the opinion of the legal advisors, all lawsuits for which the probability of a favorable outcome was considered to be remote were provided for.

Also, there are labor, civil and fiscal processes pending decision, in the total amount of R$ 34,480 at September 30, 2004 (R$ 36,639 at June 30, 2004) in the parent company and R$ 36,234 (R$ 38,791 at June 30, 2004) in consolidated, for which the probabilities of favorable outcomes were considered as possible and no provisions were recorded.


16. CAPITAL AND RESERVES

In accordance with the by-laws, the Company is authorized to operate with up to R$ 1,000,000 in capital, of which R$ 153,947 is subscribed and paid up.

At September 30, 2004, capital was represented by 4,550,833 nominative common shares, with no par value, with right to mandatory dividends of 25% of net income, adjusted in accordance with legislation.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


Composition of shares:

                                                       uantity of            %
                                       ------------  ---------------  ----------
                Stockholder                 shares     shareholders     holding
------------------------------------   ------------  ---------------  ----------

IVEN S.A                                 2,378,671                1       52.27
GTD PARTICIPACOES S.A                    1,137,709                1       25.00
Fundacao Banco Central - CENTRUS           275,678                1        6.06
CINVES                                      66,366                1        1.46
Other                                      692,409              201       15.21
                                       ------------  ---------------  ----------
 TOTAL                                   4,550,833              205      100.00
                                       ============  ===============  ==========


Composition of reserves:

                                                   09/04          06/04
                                               -------------- -------------
CAPITAL RESERVE
Interest on construction in progress                  65,687       65,687
                                               -------------- -------------
 TOTAL                                                65,687       65,687
                                               ============== =============

REVENUE RESERVES
Legal                                                  8,847        8,847
Retention of profits                                 126,061      126,061
                                               -------------- -------------
 TOTAL                                               134,908      134,908
                                               ============== =============



17. CHANGES IN STOCKHOLDERS' EQUITY - PARENT COMPANY AND CONSOLIDATED


                                                                               RETAINED            FUNDS
                                                                               EARNINGS              FOR
                                               CAPITAL       REVENUE       (ACCUMULATED          CAPITAL
                                 CAPITAL       RESERVE      RESERVES           DEFICIT)         INCREASE         TOTAL
                               ----------  ------------  ------------  -----------------  ---------------  ------------
AT JUNE 30, 2004                 153,947        65,687       134,908            (33,484)           3,387       324,445

Net income for the quarter             -             -             -             80,988                -        80,988
                               ----------  ------------  ------------  -----------------  ---------------  ------------
 AT SEPTEMBER 30, 2004           153,947        65,687       134,908             47,504            3,387       405,433
                               ==========  ============  ============  =================  ===============  ============


18. COST OF SALES AND/OR SERVICES AND OPERATING EXPENSES

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------




                                                       PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------------
                                                COST OF OPERATIONS                 OPERATING EXPENSES
                      ---------------------------------------------  ---------------------------------
                                                             OTHER                          GENERAL
    DESCRIPTION           ELECTRIC     OPERATING         OPERATING                              AND                     TOTAL
                                                                                                      ------------------------
                            ENERGY         COSTS          EXPENSES       SELLING     ADMINISTRATIVE         09/04       09/03
--------------------  -------------  ------------  ----------------  ------------  -----------------  ------------  ----------
Electric energy            336,338             -                 -             -                  -       336,338     312,653
   purchased for
   resale
Charges for the
   use of
   transmission
   and
   distribution
   systems                  76,398             -                 -             -                  -        76,398      63,396
Personnel and
   administrative                -        37,131                 -           144             17,479        54,754      50,165
Pension plan                     -         1,454                 -             -                763         2,217       1,263
Materials                        -         3,867                 -             -              3,241         7,108       5,863
Third-party
   services                      -        22,968                 -             2              6,719        29,689      23,764
Depreciation and
   amortization                  -        37,649                 -             -              7,865        45,514      44,151
Allowance for
   doubtful
   accounts                      -         6,866                 -             -                  -         6,866      13,378
Provisions for
   contingencies                 -             -                 -             -              4,723         4,723      13,880
CDE                              -             -            23,666             -                  -        23,666       4,581
CCC                              -             -            37,366             -                  -        37,366      32,582
Other                            -       (5,135)             8,255           190              6,355         9,665      19,812
                      -------------  ------------  ----------------  ------------  -----------------  ------------  ----------
TOTAL                      412,736       104,800            69,287           336             47,145       634,304     585,488
                      =============  ============  ================  ============  =================  ============  ==========

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------





                                                        CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------
                                                COST OF OPERATIONS                 OPERATING EXPENSES
                      ---------------------------------------------  ---------------------------------
                                                             OTHER                          GENERAL
   DESCRIPTION          ELECTRIC      OPERATING          OPERATING                              AND                     TOTAL
                                                                                                      ------------------------
                          ENERGY       EXPENSES           EXPENSES       SELLING     ADMINISTRATIVE         09/04       09/03
-------------------   -----------  -------------  -----------------  ------------  -----------------  ------------  ----------
Electric energy                               -                  -             -                  -       504,602     462,503
   purchased for
   resale                504,602
Charges for the
   use of
   transmission
   and
   distribution
   systems               120,791              -                  -             -                  -       120,791      95,619
Personnel and
   administrative              -         66,950              1,435           144             31,361        99,890      90,323
Pension plan                   -          2,455                  -             -              1,158         3,613       2,094
Materials                      -          7,879                 15             -              6,353        14,247      11,993
Third-party
   services                    -         44,313                234             2             12,131        56,680      47,549
Raw
   material/inputs
   for electric
   energy products             -          2,888                  -             -                  -         2,888       2,742
Depreciation and
   amortization                -         73,383             11,561             -             15,198       100,142      86,983
Provisions                     -         14,455                  -             -                  -        14,455      15,460
Provisions for
   contingencies               -              -                  -             -              7,541         7,541      22,748
CDE                            -              -             36,269             -                  -        36,269      10,053
CCC                            -              -             53,714             -                  -        53,714      49,209
Other                          -        (4,519)                181           272             20,887        16,821      28,103
                      -----------  -------------  -----------------  ------------  -----------------  ------------  ----------
TOTAL                    625,393        207,804            103,409           418             94,629     1,031,653     925,379
                      ===========  =============  =================  ============  =================  ============  ==========


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


19. INCOME TAX AND SOCIAL CONTRIBUTION


                                                  PARENT COMPANY                                   CONSOLIDATED
                                   ----------------------------------------------  ----------------------------------------------
                                           09/04                   09/03                   09/04                   09/03
                                   ----------------------  ----------------------  ----------------------  ----------------------
                                      IR          CS          IR          CS          IR          CS          IR          CS
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Net income before income tax
   and social contribution            48,502      48,502     260,409     260,409      87,180      87,180     287,222     287,222
Tax rate                                 25%          9%         25%          9%         25%          9%         25%          9%
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                      12,126       4,365      65,101      23,437      21,795       7,846      71,806      25,850
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

ADDITIONS (EXCLUSIONS)
Equity in the results               (57,783)    (57,783)    (13,326)    (13,326)           -           -           -           -
Interest on constructions                  -           -           -           -           -           -       1,245       1,245
Loss on UTE Campo Grande sale              -           -           -           -    (71,768)    (71,768)      19,794      19,794
Other additions                       14,194       6,723      31,296      22,891      27,326      10,603      51,646      30,118
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                    (43,589)    (51,060)      17,970       9,565    (44,442)    (61,165)      72,685      51,157
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Tax rate                                 25%          9%         25%          9%         25%          9%         25%          9%
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                    (10,897)     (4,595)       4,493         861    (11,111)     (5,505)      18,171       4,604
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Tax credit rate difference                 -           -           -       (810)           -           -           -           -
Effect on results                      1,228       (230)      69,594      23,488      10,685       2,341      89,977      30,454
                                   ==========  ======================  ==========  ==========  ==========  ==========  ==========



20. PENSION PLAN

The Company is the sponsor of FUNDACAO ESCELSA DE SEGURIDADE SOCIAL - ESCELSOS, a nonprofit organization, the main purpose of which is to complement the benefits granted by the official social security to the Company's employees, through two benefit plans: a Defined Benefit Plan (Plan I) and a Defined Contribution Plan (Plan II).

The mathematical reserves of these plans are calculated actuarially according to the capitalization method, and reviewed annually.

The table below shows the number of participants in each plan on September 30, 2004:

                                PLAN I         PLAN II           TOTAL
                             ----------   -------------  --------------
Active participants                 30            1366           1,396
                             ----------   -------------  --------------
Assisted participants:
  Retirees                         617             151             768
  Pension beneficiaries            115               8             123
                             ----------   -------------  --------------
                                   732             159             891
                             ----------   -------------  --------------
                                   762           1,525           2,287
                             ==========   =============  ==============

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------



As sponsor, ESCELSA contributes with a monthly amount proportional to the contribution of the participants in the ESCELSOS Foundation, in accordance with that established in each plan, and the maximum percentage of the Company's contribution, considering the two plans, is limited to 7% of the total payroll. Up to the third quarter of 2004, ESCELSA contributed R$ 2,217 (R$ 1,955 in 2003).

As established in CVM Deliberation 371/00, as from January 1, 2002, publicly listed companies are required to record liabilities related to post-employment benefits, based on rules set forth by NPC (Accounts Procedure Rule) Pronouncement 26 issued by the Institute of Independent Auditors of Brazil (IBRACON). To meet this requirement, ESCELSA commissioned independent actuaries to evaluate such benefits, based on the Projected Unit Credit Method.

Taking into consideration article 84 of the Deliberation, the present value of the actuarial liabilities (health care, retirement incentive and life insurance) of ESCELSA not covered at December 31, 2002 was recalculated. The balance activity up to the third quarter of 2004 is as follows:

                                                             PARENT COMPANY
                                                           AND CONSOLIDATED
                                                          ------------------


Present value of actuarial obligations
   not covered                                                     (53,575)
Net unrecognized losses                                              19,751
                                                          ------------------
Liabilities recognized on December 31, 2003                        (33,824)
Realized during the period                                            1,428
                                                          ------------------
Liabilities recognized on September 30, 2004                       (32,396)
Current                                                               2,143
                                                          ------------------
Long-term                                                            30,253
                                                          ==================


The net amount of unrecognized losses corresponds to the net amount of the actuarial losses exceeding 10% of the present value of the actuarial obligations at December 31, 2003, which will be appropriated annually, during the period corresponding to the average remaining work period estimated for the employees who adhered to the Plan.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


The actuarial assessments of ESCELSA and ENERSUL showed also that in the Plans the fair value of assets exceeds the present value of the fully or partially covered actuarial obligations, which, at December 31, 2003, amounted to R$ 28,079 (consolidated R$ 44,051).

However, the Companies' management, on a conservative basis, decided not to record these assets.

The fair value of assets used to calculate the result of the actuarial evaluation of ENERSUL does not include the receivables from the sponsor arising from the debt confession amounting to R$ 19,250 (12/31/2002). Considering this right of the Foundation in the calculation of the asset not recognized in the balance at December 31, 2002, the same would increase to R$ 35,222 (R$ 64,301 in consolidated).


21. INSURANCE (Unaudited)

The following is a breakdown by risk type and by validity period of the main insurance policies:

RISKS                   VALIDITY                 INSURED AMOUNT   PREMIUM AMOUNT
----------------------- ------------------------ ---------------  --------------

Specific equipment      06/24/2004 to 06/23/2005       283,823             265
Third-party liability   06/24/2004 to 06/23/2005         4,770              76

Specific equipment

The policy covers the generating stations and the substations, specifying the principal items of equipment, with the respective insured amounts and maximum reimbursement. Basic insurance coverage includes events such as fire, lightning and any kind of explosion, windfall, hurricane, small engineering construction work, plus additional coverage against possible electrical damage, risks for electronic and information technology equipment.

Third-party liability

This policy covers involuntary personal or material damage caused to third parties as a consequence of the Company's industrial and/or commercial activities.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


22. FINANCIAL INSTRUMENTS

The Company's business comprises the distribution and sale of electric energy to customers within its concession area - the state of Espirito Santo - and, therefore, significant financial instruments are related to the following transactions:

|X| Balances of long-term accounts receivable and accounts payable are related to the extraordinary tariff recomposition and, therefore, are not subject to adjustments to market values.

|X| Investments in short-term mutual funds and/or fixed income investments are recorded at approximate market values as they are adjusted for accrued interest on a pro-rata basis, and for a provision for losses when applicable.

|X| Equity interests in other companies are in most cases through shares that are not publicly traded.

|X| Loans and financing of the Company are mainly long term, since most of them are from specific funding sources.

22.1 Foreign exchange and interest rate risks

The book values of the main financial instruments in foreign currency are as follows:

                                 PARENT COMPANY              CONSOLIDATED
                         ------------------------------------------------------
                               09/04         06/04         09/04         06/04
                         ------------  ------------  ------------  ------------

Marketable securities        190,566       201,974       190,566       201,974
Loans and financing      (1,241,185)   (1,352,417)   (1,321,812)   (1,445,595)
                         ------------  ------------  ------------  ------------
 TOTAL                   (1,050,619)   (1,150,443)   (1,131,246)   (1,243,621)
                         ============  ============  ============  ============

A portion of the loans and financing in local currency is comprised of financing from the government entities, ELETROBRAS and BNDES.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


As the market rate (or opportunity cost of capital) is defined by these government entities, taking into consideration the risk premium relative to the sector's activities and the fact that there are no other financing sources or market options and/or means to estimate the market value thereof in light of the Company's business and sector peculiarities, the market value for the portion comprised of local loans approximates book value, as do other financial assets and liabilities.

As mentioned in Note 14, foreign currency financing obtained (in U.S. dollars), and the indebtedness and earnings were significantly impacted by the foreign exchange risk.

Such risk may cause the Company to incur losses due to foreign exchange fluctuations, which may increase the liabilities denominated in foreign currency.

The net exposure to foreign currency risks of the parent company's financial instruments is as follows:

                                   BOOK VALUE               MARKET VALUE
                          -------------------------  --------------------------
                                09/04         06/04      09/04         06/04
                          ------------  -----------  ------------  ------------

Senior Notes              (1,231,937)   (1,339,202)   (1,173,420)   (1,276,183)
U.S. dollar assets            190,566       201,974      214,320       221,038
                          ------------  ------------  ------------  ------------
 TOTAL                    (1,041,371)   (1,137,228)     (959,100)   (1,055,145)
                          ============  ============  ============  ============


The method used to determine the fair value of the Senior Notes obligation was the average market price, as of September 30, 2004, of Senior Note transactions (Source: Sherman & Sterling), in New York, USA, and, for the U.S. dollar assets, the contract market price at the end of the period was used, which is equivalent to book value.

In addition, the Company had derivative contracts aimed at reducing the above mentioned net exposure, which resulted in monetary variations being recorded in the financial statements for realized and unrealized losses of R$ 5,502, as follows:

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------



                                                                                 PARAMETERS
   FINANCIAL                    DATE                   CONTRACTED                (RATES %)
                  ---------------------------------                   ---------------------------------
  INSTITUTION      TRANSACTION        MATURITY           AMOUNT               BANKS          ESCELSA      (Losses)
----------------  ---------------  ----------------  ---------------  ---------------------------------  ----------

                                                                      Exchange variation +
HSBC                   7/14/2004         1/13/2005           30,067           1.00%          100% CDI      (2,562)
                                                                      Exchange variation +
ITAU/BBA               7/14/2004         1/13/2005           34,719           0.80%          100% CDI      (2,940)
                                                                                                         ----------
                                                                                                           (5,502)
                                                                                                         ==========


In consolidated, the loans and financing contracted by companies of the ESCELSA System were raised based on rates and charges usually practiced in the local and foreign markets for investment funding in the electric energy sector in their concession areas.

The subsidiary MAGISTRA consolidates the foreign currency (US$) financial liabilities of its subsidiaries ENERSUL and CESA. In order to reduce foreign exchange and interest rate risk, swap instruments were used to hedge a portion of these liabilities, with changes of indices, as described in Note 14.

These swap indices are CDI, plus interest between 0.95% p.a. and 3.35% p.a.

Considering the appreciation of the real against the U.S. dollar, these hedge transactions yielded losses of R$ 7,587, recognized in the financial statements, in monetary variations.

At September 30, 2004, the position of this debt was as follows:

                                                         AMOUNT
                                ---------------------------------
              LIABILITIES        BEFORE SWAP          AFTER SWAP     RESULT
---------------------------------------------  ------------------  ---------

Loans and financing                   69,899              77,486      7,587


In the consolidated position, foreign currency debt totals R$ 74,196, the terms and conditions of which constitute a natural hedge, thus reducing the foreign exchange and interest rate risks to a minimum.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


For the remaining contracts, given the peculiar characteristics of these transactions and the impossibility of determining a market value for this type of financial instrument, management estimates that the market or realizable values of these instruments are equal or approximate to their book values.

To determine this estimate, management considered the evidences of risks inherent to the business, the strategy and the measures taken to manage the debt service.

22.2 Credit risk

There is a possibility that the Company will incur losses due to default of its customers.

To reduce this risk, the Company has the right to interrupt the supply of electric energy if a customer fails to make payment within the parameters and periods defined by legislation and specific regulations. An allowance for doubtful accounts is set up in an amount considered sufficient by management to cover possible accounts receivable risks.


23. PROGRAMA NACIONAL DE UNIVERSALIZACAO

Through Decree 4873/03 the Federal government created the Programa Nacional de Universalizacao - Luz para Todos (National Program of Universalization - Electricity for All) in order to provide access to public electric energy services for the entire Brazilian rural population up to 2008.

The Company is defined as an executing agent of the Program, that is, it is compulsorily responsible for its execution and will have a 75% financing on the applicable amount.

Within the regulation established by the Federal Government, through the Ministry of Mines and Energy (MME), a commitment between the Ministry of Mines and Energy, the state government and ESCELSA was signed on May 19, 2004, with the intervention of ANEEL and ELETROBRAS, to serve 10,694 consumers in the Company's concession area, from July 2004 to December 2005. The total amount of R$ 67,647 is estimated for application, the amounts and resources of which are distributed as follows: (i) Executing agent - R$ 31,915; (ii) RGR- ELETROBRAS financing - R$ 30,968; (iii) CDE (lost fund) - R$ 4,764.

On May 21, 2004, a financing agreement with ELETROBRAS was signed, in the global amount of R$ 35,732, of which R$ 30,968 for resources arising from RGR (financing) and R$ 4,764 for resources arising from CDE (lost fund).

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


24. NEW MODEL OF THE ELECTRIC SECTOR

The Federal Government, through the Ministry of Mines and Energy (MME), presented an outline of its project for the national electric sector reform, especially as it relates to the institutional model, culminating with the issue of Provisional Measures 144 and 145/03, converted into Laws 10848 and 10847/04, respectively.

The relevant points are:

o    Transfer of responsibilities of ANEEL to MME.
o Creation of the Energy Research Company (EPE), of the Committee of Electric Sector Monitoring (CMSE) and the Chamber of Electric Energy Commercialization (CCEE), organs which will promote the planning and monitoring of the generation and transmission expansion, in addition to market management.
o Definition of rules for electric energy sales, with emphasis on: (i) offer expansion (new projects for energy production) through auctions; (ii) free
     (ACL) and regulated (ACR) contracts; (iii) distribution activities focused on line service and networks, and energy sales to captive customers; (iv) restrictions on contracts between related parties; and (v) new rules for free consumer classes.

On July 30, 2004, the Federal Government published Decree 5163, which (i) regulates the sale of electric energy in the Regulated and Free Contracting Environments and (ii) provides for the process for granting concession and authorization to electric energy generation. The main dispositions are:

o    General rules on electric energy sale;

o Sale of electric energy in the Regulated Contracting Environment (including the rules about information and declarations of electric energy needs, auctions for purchase of electric energy, electric energy sale and purchase agreements and repass of tariffs to the consumers);

o    Sale of electric energy in the Free Contracting Environment;

o    Recording and settlement of differences in the short-term market; and

o    Concession grantings.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


Due to this regulation, all extent aspects that its effects will produce should be verified, as well as the complexities that will impact on Company's operations, in order to evaluate the risks and opportunities that could impact its business.


25 - CORPORATE RESTRUCTURING

On April 20 and 21, 2004, ESCELSA and its subsidiary ENERSUL published a Significant Event Notice concerning the request for prior approval of ANEEL in order to carry out a corporate restructuring, under the terms of current legislation.

The notice was as follows:

                            SIGNIFICANT EVENT NOTICE
The management of EDP BRASIL S.A. ("EDP Brasil"), BANDEIRANTE ENERGIA S.A. ("Bandeirante"), IVEN S.A. ("Iven"), ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA ("Escelsa") and EMPRESA ENERGETICA DE MATO GROSSO DO SUL S.A. - ENERSUL ("Enersul") (EDP Brasil, Bandeirante, Iven, Escelsa and Enersul, collectively referred to as the "Companies"), under the terms and for CVM Instruction 358/02 purposes, publicly inform that, on this date, they filed with the Brazilian Electricity Regulatory Agency ("ANEEL") a request for prior approval of the corporate reorganization (the "Reorganization"), the main objective of which is to simplify the Companies' corporate structure, obtain synergies and consolidate, exclusively in EDP Brasil, the liquidity and dispersion of the securities issued by the Companies. EDP Brasil intends to, in the future, adhere to the segment of the New Market of the Sao Paulo Stock Exchange. The Reorganization is part of an ongoing process aiming at the self-sustainable growth of the EDP companies in Brazil. The Reorganization does not change the Companies' indirect control, currently held by the EDP Group.

The Reorganization will include the stages described below, which, subject to the prior approval of ANEEL, are expected to occur on the same date, but in sequence and in the following order:

        (i) merger into Enersul of the investment and goodwill recorded in its direct parent company;

        (ii)   merger of Iven into Escelsa;

        (iii) merger into Escelsa of the Enersul shares not held by the merging company; and

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)
-------------------------------------------------------------------------------


        (iv) merger into EDP Brasil of the Escelsa and Bandeirante shares not held by the merging company.

EDP Brasil has already started to prepare the necessary documentation for registration as an open capital company and be able to trade its shares in the New Market segment. According to applicable legislation, specialized companies will be contracted to calculate the Companies' economical values, which will be the basis to determine the exchange ratio for substitution of the shares of the non-controlling shareholders, as well as to prepare the appraisal reports of the accounting net equities and the market values of the Companies.

Subject to the prior approval of ANEEL, the Reorganization is expected to be implemented and concluded in the second six-month period of 2004, when a significant event notice will be published for CVM Instruction 319/99 purposes.

The Regulatory Agency had not manifested itself on the matter by the end of this quarter.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


05.01 - Comments on Company Performance
(All amounts in thousands of reais unless otherwise indicated)
--------------------------------------------------------------------------------

ESCELSA IN NUMBERS

----------------------------------------------------------------------------------------------------------------------------------
                                                                               PARENT COMPANY                CONSOLIDATED
                                                              --------------------------------------------------------------------
                                                               Up to 3rd  Up to 3rd    1st half    Up to 3rd  Up to 3rd  1st half
                                                              quarter of  quarter of      2004      quarter    quarter     2004
                                                                  2004      of 2003                 of 2004    of 2003
----------------------------------------------------------------------------------------------------------------------------------
ECONOMIC-FINANCIAL INFORMATION
   Gross operating revenues (R$ thousand)                       1,077,596     963,060     745,646   1,756,718 1,503,545  1,198,484
   Net operating revenues (R$ thousand)                           758,851     671,043     496,654   1,241,645 1,079,170    829,244
   Income from services (R$ thousand)                              94,547      85,555      82,239     209,992   153,791    152,843
   Net income for the period (R$ thousand)                         47,504     167,327    (33,484)      47,504   167,327    (33,484)
   EBITDA (R$ thousand) (1)                                       140,061     129,706     112,506     310,132   240,774    219,673
   Total assets (R$ thousand)  (*)                              2,742,099   2,586,126   2,668,457   3,736,136 3,509,289  3,619,432
   Net equity (R$ thousand)                                       405,433     390,349     324,445     405,433   390,349    324,445
   Number of shares                                             4,550,833   4,550,833   4,550,833          -         -          -
   Book value per share (R$)                                        89,09       85,78       71,29          -         -          -
   Common stock price per share (R$)                                80,00       54,00       81,45          -         -          -
   Market capitalization (R$ thousand)                            364,067     245,745     370,665          -         -          -
INDICATORS
   Operating margin (%)                                             12,97       12,75       16,56       16,91     14,25      18,43
   EBITDA margin (%)                                                19,22       23,39       22,65       24,98     25,61      26,49
   Personnel expenses + third party services/operating
revenues (%)                                                        11,89       11,21       11,31       12,90     12,99      12,34
   Energy losses (%)  (**)                                          12,87       11,93       12,40          -         -          -
   Equivalent Outage Duration per Customer (DEC) (hours)
(**)                                                                11,19       11,46       11,27          -         -          -
   Equivalent Outage Frequency per Customer (FEC) (number)(**)       9,69        9,41       10,26          -         -          -
   Average Service Response Time (TMA) (minutes) (**)              136,00         120         136          -         -          -
   Number of customers per employee (**)                              787         721         758         732       682        713
MARKET (**)
   Maximum demand - MWh/h                                         1,211,8     1,199,3     1,145,0          -         -          -
   Energy Sales- MWh                                            4,177,167   4,412,902   2,799,662   6,298,519 6,482,275  4,236,190
   Number of customers                                            979,610     964,860     978,167   1,611,253 1,574,370  1,603,848
HUMAN RESOURCES
   Number of employees (**)                                         1,244       1,338       1,290       2,201     2,310      2,248
   Number of trainees (**)                                             35          45          35          66        63         72
   Personnel expenses  (R$ thousand)                               56,971      51,428      37,166     103,503    92,417     67,800
   Personnel expenses  + third party services (R$ thousand)        86,660      75,192      56,192     160,183   140,135    102,340
----------------------------------------------------------------------------------------------------------------------------------

  (1) EBITDA= Net Income before interest, taxes, depreciation and amortization
------------------------------------------------------------------------------------------------------------------------

(*) The balance up to the 3rd quarter of 2003 was reclassified for better comparison with the 3rd quarter of 2004, which contemplates the rectification of liabilities of the same nature.
(**) Not reviewed by independent accountants

MARKET

Energy requirements (*)

The energy requirements of the ESCELSA system, up to the 3rd quarter of 2004, were 4,959,048 MWh, down 3.45% from the 5,136,267 MWh required during the same period in the previous year.

Total energy required (self-generation + free energy) was 6,124,147 MWh, representing a 0.28% increase compared to the previous year, which had been 6,106,951 MWh. These data do not include the amounts of Basic Network losses.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


05.01 - Comments on Company Performance
(All amounts in thousands of reais unless otherwise indicated)
--------------------------------------------------------------------------------


To serve its own market ESCELSA used 838,414 MWh of its self generation and 4,120,633 MWh purchased from other companies.

Maximum system demand up to the 3rd quarter of 2004 was 1,212 MWh/h, representing a 1.05% increase compared to the previous year.



    Self generation                                             Wholesale
                          13.7%                                                   3.7%
        838,414                                                  227,246

  FURNAS + ENERTRADE                                              Supply
                          45.1%                                                  64.5%
       2,761,067                } Energy requirements }         3,949,921

Purchased from ITAIPU                                             Market
                          21.9%                                                  68.2%
       1,342,932                       6,124,147                4,177,167

 Purchased from CESA                                      Losses and differences
                           0.3%                                                  12.8%
        16,634                                                   781,880

 TRANSPORT OF ENERGY                                        TRANSPORT OF ENERGY
                          19.0%                                                  19.0%
       1,165,100                                                1,165,100


(*) Not reviewed by independent accountants


Energy sold (*)

Energy sales up to the 3rd quarter of 2004 totaled 4,177,167 MWh, while sales during the same period in the previous year reached 4,412,902 MWh, representing a decrease of 5.3%.

The decrease verified in the residential sector was due to reduced consumption as the result of climatic conditions in the concession area where average temperatures were milder than normal, and the decrease in the rural sector was due to heavy rains that reduced irrigation activities.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


05.01 - Comments on Company Performance
(All amounts in thousands of reais unless otherwise indicated)
--------------------------------------------------------------------------------

In the industrial sector, the decrease was due to customers Belgo Mineira and CST leaving to seek energy in the open market. Excluding the consumption of these customers in 2003 and 2004, the market grew 3.0% in the industrial sector and the global market variation (retail + wholesale) is 0.1%. It should be noted that a drop in consumption reduces revenues from supply and the expenses related to purchasing energy, being offset by an increase in revenues from use of the distribution system.

------------------------------------------------------------------------------------------------------
                                                 MWh
------------------------------------------------------------------------------------------------------
                                PARENT COMPANY                            CONSOLIDATED
                  ------------------------------------------------------------------------------------
                       Up to September 30       Variation%       Up to September 30      Variation%
                  ------------------------------------------------------------------------------------
                       2004           2003                       2004          2003
------------------------------------------------------------------------------------------------------
Retail:
Residential             894,114       908,410         -1.6     1,568,536     1,554,245          0.9
Industrial            1,853,230     2,042,274         -9.3     2,292,885     2,528,101         -9.3
Commercial              576,120       563,400          2.3     1,006,191       967,081          4.0
Rural                   246,391       288,759        -14.7       479,149       504,543         -5.0
Other                   380,067       374,767          1.4       714,152       670,337          3.7
------------------------------------------------------------------------------------------------------
                      3,949,921     4,177,610         -5.5     6,060,913     6,224,307         -2.9
Wholesale               227,246       235,292         -3.4       237,606       257,968         -7.9
------------------------------------------------------------------------------------------------------
TOTAL (*)             4,177,167     4,412,902         -5.3     6,298,519     6,482,275         -3.1
------------------------------------------------------------------------------------------------------

(*) Not reviewed by independent accountants

Profile of customers (*)

There was a change in the industrial sector, compared to the same period in 2003, primarily due to the fact that some customers opted for other electrical energy suppliers.

-----------------------------------------------------------------------------------------------------
                                                     PARENT COMPANY
                     --------------------------------------------------------------------------------
                             Up to September 30, 2004                Up to September 30, 2003
                     --------------------------------------------------------------------------------
                       As a % of Sales - %    As a % of        As a % of Sales - %     As a % of
                                               Revenues                                 Revenues
-----------------------------------------------------------------------------------------------------
Retail:
Residential                  21.40               32.86               20.59               34.38
Industrial                   44.37               31.73               46.28               32.42
Commercial                   13.79               18.39               12.77               17.91
Rural                         5.90                5.66                6.54                5.08
Other                         9.10                8.45                8.49                8.00
-----------------------------------------------------------------------------------------------------
                             94.56               97.10               94.67               97.79
Wholesale                     5.44                2.90                5.33                2.21
-----------------------------------------------------------------------------------------------------
Total                       100.00              100.00              100.00              100.00
-----------------------------------------------------------------------------------------------------

(*) Not reviewed by independent accountants

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


05.01 - Comments on Company Performance
(All amounts in thousands of reais unless otherwise indicated)
--------------------------------------------------------------------------------

NUMBER OF CUSTOMERS (*)

At the end of September 2004, the number of customers was 979,610, a 1.5% increase over the previous year.

------------------------------------------------------------------------------------------
                            PARENT COMPANY                       CONSOLIDATED
                --------------------------------------------------------------------------
                     At September 30      Variation %     At September 30    Variation %
                --------------------------------------------------------------------------
                    2004         2003                    2004        2003
------------------------------------------------------------------------------------------
Retail:
Residential         772,698     762,490          1.3  1,291,415   1,262,554         2.3
Industrial           10,591      10,672         -0.8     15,041      15,120        -0.5
Commercial           86,057      84,972          1.3    140,252     137,962         1.7
Rural               101,269      97,879          3.5    148,608     143,255         3.7
Other                 8,993       8,845          1.7     15,933      15,474         3.0
------------------------------------------------------------------------------------------
                    979,608     964,858          1.5  1,611,249   1,574,365         2.3
Wholesale                 2           2            -          4           5       -20.0
------------------------------------------------------------------------------------------
Total               979,610     964,860          1.5  1,611,253   1,574,370         2.3
------------------------------------------------------------------------------------------

(*) Not reviewed by independent accountants

PERFORMANCE INDICATORS (*)

In order for the performance indicators to be better representative, amounts are presented for a 12 month period, which eliminates seasonal impacts.

Equivalent Outage Duration per Customer (DEC)

Indicator measuring the average time that each customer remains without the supply of electrical energy. For the period ended September 30, 2004, the DEC was 11.19 hours, while the DEC for the same period in the previous year was
11.46 hours, an improvement of 2.3%.

Equivalent Outage Frequency per Customer (FEC)

Indicator to measure the average number, by customer, of interruptions in the energy supply. For the quarter ended September 30, 2004, FEC was 9.69, while in the same prior year period it was 9.41, worsening by 3.0%.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


05.01 - Comments on Company Performance
(All amounts in thousands of reais unless otherwise indicated)
--------------------------------------------------------------------------------

Average Service Response Time (TMA)

Indicator measuring the average time elapsed between the receipt of a complaint regarding the interruption of service and reestablishment. As of September 30, 2004, TMA was 136 minutes, while in the same prior year period it had been 120 minutes.

Energy losses

Energy losses increased in the last twelve months from 11.93% as of September 30, 2003 to 12.87% as of September 30, 2004, an increase of 9.54%. The Company has been developing measures to reduce losses, notably those of a commercial origin.

(*) Not reviewed by independent accountants


ECONOMIC-FINANCIAL ASPECTS

In the quarter, non-recurring events which had impact on the financial statements were recorded as follows:

1. Tariff adjustment - effects of the tariff return defined in the 3rd review of August 2004.

On August 6, 2004, ANEEL published Approval Resolution 191/2004, which fixed ESCELSA tariffs, effective from August 7, 2004 to August 6, 2005, with an average adjustment of 4.96%.

This adjustment index, already reduced by 5.11%, considers ANEEL arbitration of a remuneration basis for 2001, in the amount of R$ 796 million, lower than that used as provisory, in the amount of R$ 980 million, at the time of the 2nd tariff adjustment in August 2001. With this new basis, the adjustment at the time, which was 19.89%, changed to 17.80%.

The difference between these adjustment percentages was applied to the electric energy sold during the period between the 2nd and 3rd adjustments, amounting to R$ 46,950 thousand which, restated by IGP-M, totaled R$ 56,720 thousand.

This total represented a discount of 5.11% in the tariff readjustment, which started to be applied as from August 7, 2004 until August 6, 2005. In view of this, ESCELSA management decided to record immediately the amount to be returned, the effects of which are presented in Note 4.2

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


05.01 - Comments on Company Performance
(All amounts in thousands of reais unless otherwise indicated)
--------------------------------------------------------------------------------

2. ICMS on subvention to low income consumer

Based on Espirito Santo Finance Secretariat Normative Opinion 03/2003 of November 24, 2003, which declared that the subvention conceded by the Federal Government to low income consumers is ICMS taxable, management determined the provisioning of the possible tax liability in the amount of R$ 10,351 thousand in December 2003.

On September 30, ICMS Agreement 78/04 was published in the Official Gazette, authorizing the states of Espirito Santo and Mato Grosso do Sul, among others, to dispense with ICMS incidence calculated in the period from May 1, 2002 to February 29, 2004 by reason of the subvention.

As a consequence the provision was reversed in December 2003.


3. Equity in the results

a) The results of subsidiary ENERSUL were positively impacted by the recognition of the tax effects in the amount of R$ 25,575 thousand arising from the use of the provisions for reduction to market value of the UTE Campo Grande turbine, sold on September 22, 2004.

Consequently, ESCELSA recognized equity in the results from its subsidiary MAGISTRA (parent company of ENERSUL) of R$ 17,781 thousand.

b) ENERSUL adopted identical procedures for reversal of the ICMS provision for low income consumers, described in item 2, recording R$ 4,590 thousand, and also recording in ESCELSA a positive equity in the results of R$ 2,993 thousand.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


05.01 - Comments on Company Performance
(All amounts in thousands of reais unless otherwise indicated)
--------------------------------------------------------------------------------


                 EFFECTS OF NON-RECURRING EVENTS ON THE RESULTS

GROSS OPERATING REVENUE                                                                          40,181
                                                                                                 ------
Supply revenue - Reduction of 2001 tariff adjustment                                             46,950
Supply revenue - Realization of the reduction of 2001 tariff adjustment                         (6,769)

OPERATING REVENUE DEDUCTIONS                                                                    (3,717)
Pis/Cofins                                                                                      (4,343)
Pis/Cofins                                                                                          626

OPERATING EXPENSES                                                                              (9,064)
Reversal of ICMS provision for low income consumers                                             (9,064)

SERVICE RESULT                                                                                   27,400

FINANCIAL RESULT                                                                                  7,256
Financial expense - Restatement of ICMS provision - low income consumers                        (1,287)
Financial expense - Restatement of provision for tariff return                                    9,770
Financial expense on returned portion up to Sep/04                                                (357)
Pis/ Cofins - tax credit on restatement of the provision for tariff return   PIS/COFINS 9.25%     (904)
Pis/ Cofins - tax credit on returned portion                                 PIS/COFINS 9.25%        34

TAXES                                                                                          (11,783)
Provision - tax credit                                                       IR/CS        34%  (17,501)
Realization of tax credit up to Sep/04                                       IR/CS        34%     2,199
Income tax and social contribution - taxation of the reversal of ICMS        IR/CS        34%     3,519
provision for low income consumers
EQUITY IN THE RESULTS                                                                          (20,974)
Tax effects on sale of UTE Campo Grande turbine                                                (17,981)
Effects of the reversal of ICMS provision for low income consuemrs                              (2,993)

NEGATIVE EFFECT ON RESULTS                                                                        1,899


Service result

At the end of the 3rd quarter of 2004, results from electrical energy services reached R$ 94,547 thousand, compared to R$ 85,555 thousand during the same period in the previous year. This result led to an EBITDA of R$ 140,061 thousand, equivalent to an EBITDA margin of 19.22%. The principal components of the service result were the following:

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


05.01 - Comments on Company Performance
(All amounts in thousands of reais unless otherwise indicated)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                     R$ thousand
----------------------------------------------------------------------------------------------------------------------
                                                           PARENT COMPANY                     CONSOLIDATED
                                                 ---------------------------------------------------------------------
                                                    Up to 3rd quarter    Variation%   Up to 3rd quarter    Variation%
                                                 ---------------------------------------------------------------------
                                                     2004        2003                  2004        2003
----------------------------------------------------------------------------------------------------------------------
Gross operating revenue                             1,077,596     963,060      11.9   1,756,718   1,503,545      16.8
Operating revenue deductions                        (348,745)   (292,017)      19.4   (515,073)   (424,375)      21.4
Net operating revenue                                 728,851     671,043       8.6   1,241,645   1,079,170      0.15
Cost of assets and/or services, selling and
    general expenses                                (634,304)   (585,488)       8.3 (1,031,653)   (925,379)      0.11
Service result                                         94,547      85,555      10.5     209,992     153,791      0.37
Operating margin - %                                   12.97%      12.75%       1.7      16.91%      14.25%      0.19
EBITDA (EBITDA)                                       140,061     129,706       8.0     310,132     240,774      0.29
EBITDA (EBITDA)- margin%                               19.22%      19.33%     -0.58      24.98%      22.31%      0.12
----------------------------------------------------------------------------------------------------------------------

Gross Operating Revenue

Gross operating revenue up to the 3rd quarter of 2004 was R$ 1,077,596 thousand, a 11.9% increase compared to the same period of the previous year. The following factors contributed to this: i) an increase in supply revenues and the supply of electrical energy, which reached R$ 57,326 thousand, 6.5% higher than the previous year, despite negative market growth of 5.3%, compensated by a tariff adjustment of 17.3% in August 2003; ii) an increase in the emergency capacity charge; iii) an increase in the tariff for the use of the transmission and distribution system and the number of free customers, whose tariff was readjusted in August 2003, contributing to the maintenance of margins. The reduction in other revenue is due to an agreement signed in March 2003, with a customer, to settle a judicial claim.

Net operating revenue up to the 3rd quarter of 2004 totaled R$ 728,851 thousand, 8.6% higher than the same period in 2003. The breakdown of customers, per class, is the following:

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


05.01 - Comments on Company Performance
(All amounts in thousands of reais unless otherwise indicated)
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                                                  R$ thousand
                                                     PARENT COMPANY          CONSOLIDATED
                                                             Up to the 3rd quarter
                                                     2004       2003       2004        2003
Retail:
  Residential                                         323,235    303,116    559,590     477,931
  Industrial                                          317,162    268,328    412,711     350,528
  Commercial                                          182,519    157,099    320,106     267,260
  Rural                                                43,234     43,924     89,418      80,166
  Other                                                80,106     69,606    151,206     125,573
  Unbilled revenue                                   (32,013)     16,978     19,030      64,439
                                                      914,244    859,051  1,552,060   1,365,897
Wholesale
  Basic                                                21,230     19,389     23,248      22,860
  Short term                                              368         75        368       (688)
                                                       21,597     19,464     23,616      22,172
Retail and wholesale                                  935,841    878,515  1,575,676   1,388,069
Emergency and purchase capacity charge                 53,814     34,933     76,031      49,145
Distribution system availability                       81,105     31,767     89,193      33,593
Other operating revenue                                 6,636     17,845     15,818      32,739
Gross operating revenue                             1,077,596    963,060  1,756,718   1,503,545
(-) Operating revenue deductions                    (348,745)  (292,017)  (515,073)   (424,375)
Net operating revenue                                 728,851    671,043  1,241,645   1,079,170
------------------------------------------------------------------------------------------------


OPERATING COSTS

Operating costs, which include operating expenses plus the RGR quota, reached R$ 646,064 thousand up to the end of the 3rd quarter of 2004, compared to R$ 597,446 thousand during the same period in the previous year, an increase of 8.1%.

Costs manageable by the company decreased 9.2%, from R$ 169,356 thousand on September 30, 2003 to R$ 153,708 thousand on September 30, 2004. Depreciation increased 3.1%. The main variations were:

a) Personnel - increase due to the repercussion of the adjustment granted in August/2003, the application of the compensation policy and the collective bargaining agreement of November 2003, compensated by higher amounts of costs transferred to investments;

b) Material - increase in the use of materials for the renovation of transformers, acquisitions of meter seals, connections, cuts and reconnections;

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


05.01 - Comments on Company Performance
(All amounts in thousands of reais unless otherwise indicated)
--------------------------------------------------------------------------------

c) Third party services - increase in costs related to cuts, consumer unit inspections, reconnection, call center services, meter readings and delivery of billing statements and maintenance of transmission lines and distribution networks, consulting, legal services and environment;

d) Provision for Contingencies - the decrease in 2004 is due, in fact, to the recording of tax contingencies in 2003;

e) Other - the reduction in this account is due to a smaller allowance for doubtful accounts, a reduction in the amount of the energy conservation program and reversal of the ICMS provision for low income consumers.

The operating costs that the Company does not manage, increased 15.0%, mainly attributable to the increase of purchased energy expense, costs of connection of the basic network, besides the payment of the Energy Development Fund (CDE) created in 2003, and the costs with the Rationing of Electric Energy Program which are being recognized in the tariff.

-----------------------------------------------------------------------------------------------------------------
                                                                        PARENT COMPANY
                                                                    UP TO THE 3RD QUARTER
                                                        2004                      2003
                                               R$ thousand       %       R$ thousand        %      Variation %
Manageable costs:
Personnel                                            56,971         8.8          51,428        8.6          10.8
Material                                              7,108         1.1           5,863        1.0          21.2
Third party services                                 29,689         4.6          23,764        4.0          24.9
Provision for contingencies                           4,723         0.7          13,880       2.32         -66.0
Other                                                 9,703         1.5          30,270        5.1         -67.9
                                              --------------           -----------------
                                                    108,194        16.7         125,205       21.0         -13.6
Depreciation                                         45,514         7.0          44,151       28.3           3.1
                                              --------------           -----------------
TOTAL MANAGEABLE COSTS                              153,708        23.8         169,356       28.3          -9.2
Non-manageable costs:
Energy purchased                                    412,736        63.9         376,049       62.9           9.8
CCC quota                                            37,366         5.8          32,582        0.3          14.7
Financial compensation                                2,195         0.3           1,884        0.2          16.5
ANEEL fiscalization charge                            1,430         0.2           1,036       0.17          38.1
RGR                                                  11,760         1.8          11,958        2.0          -1.7
Energy Rationing Program                              3,201         0.5               -          -
Energy Development Fund (CDE)                        23,666         3.7           4,581        0.8         416.6
                                              --------------           -----------------
TOTAL NON-MANAGEABLE COSTS                          492,356        76.2         428,090       71.7          15.0
                                              --------------           -----------------
TOTAL                                               646,064       100.0         597,446      100.0           8.1
-----------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


05.01 - Comments on Company Performance
(All amounts in thousands of reais unless otherwise indicated)
--------------------------------------------------------------------------------

Energy purchased

---------------------------------------------------------------------------------------------------------------------
                                                                        PARENT COMPANY           CONSOLIDATED
                                                                   --------------------------------------------------
                                                                                 Up to the 3rd quarter
                                                                   --------------------------------------------------
                                                                       2004        2003        2004         2003
---------------------------------------------------------------------------------------------------------------------
FURNAS / TRACTEBEL                                                       141,732    172,993      196,088     244,719
ITAIPU                                                                   123,671    126,834      173,669     178,638
OTHER SUPPLIERS                                                           70,242      9,180      123,050      37,593
TRANSPORTATAION OF ENERGY-FURNAS                                           6,539      5,409        9,216       7,614
CONNECTION AND BASIC NETWORK COSTS                                        69,764     55,757      111,308      90,120
GENERAL AGREEMENT OF THE ELECTRIC SECTOR AND CVA                         (2,521)      5,309        3,356     (1,391)
CHARGES OF SYSTEM SERVICE                                                  3,215          -        8,572           -
                                                                   --------------------------------------------------
OTHER EXPENSES                                                                94        567          135         829
                                                                   --------------------------------------------------
TOTAL                                                                    412,736    376,049      625,393     558,122
---------------------------------------------------------------------------------------------------------------------

The reduction of Furnas /Tractbel amounts is due to cancellations of initial contracts at the rate of 25% per annum. The necessity was contracted with other suppliers. The reduction of Itaipu amounts is due to the deferral of the CVA account established by ANEEL over 24 months as from August 2004.

Financial Result

The financial result up to the 3rd quarter of 2004 was negative by R$ 104,131 thousand, compared to positive of R$ 164,639 thousand for the same period in 2003. The negative result up to the 3rd quarter arose because of the devaluation of the Brazilian Real against the U.S. dollar, while, in the same prior-year period, the appreciation of the Real resulted in exchange gains. Financial revenue decreased due to the lower level of financial investments.

Results for the period

A significant factor in the calculation of the profit of R$ 47,504 thousand up to 3rd quarter 2004 was the financial result, in part offset by the positive result of the holding in MAGISTRA of R$ 57,783 thousand, as well as the reversal of provisions for IRPJ and CSSL in view of the tax losses.

Available Resources

ESCELSA had available resources on September 30, 2004 deposited with banking institutions or invested in the financial market in the amount of R$ 202,095 thousand and consolidated of R$ 265,153 thousand as shown below:

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


05.01 - Comments on Company Performance
(All amounts in thousands of reais unless otherwise indicated)
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                    PARENT COMPANY                     CONSOLIDATED
                                          ---------------------------------------------------------------------
                                                                   September 30, 2004
                                          ---------------------------------------------------------------------
                                            R$ thousand      US$ thousand     R$ thousand      US$ thousand
                                          ---------------------------------------------------------------------
Investments in reais:
  Cash and banks                                   8,869                 -          55,503                 -
  Bank deposit certificates                        2,547                 -           5,050                 -
  Investment funds                                     -                 -          13,270                 -
  Other                                              113                 -             764                 -
                                          ---------------------------------------------------------------------
  Total investment in reais                       11,529                 -          74,587                 -
                                          =====================================================================
Investments in U.S. dollars:
  Dollar-indexed bonds (NBCs)                    190,566            66,664         190,566            66,664
                                          ---------------------------------------------------------------------
Total investments in U.S. dollars                190,566            66,664         190,566            66,664
                                          =====================================================================
Total available resources                        202,095            66,664         265,153            66,664
                                          =====================================================================
U.S. dollar = 2.8586 Real
---------------------------------------------------------------------------------------------------------------


                                           STATEMENT OF CASH FLOWS (*)
-----------------------------------------------------------------------------------------------------------------
                                                          PARENT COMPANY                  CONSOLIDATED
                                                 ----------------------------------------------------------------
                                                  Up to the  Up to the          Up to the   Up to the
                                                     3rd        3rd              3rd          3rd
                                                 quarter of quarter of 1st HALF quarter of  quarter of 1st HALF
                                                    2004       2003      2004      2004       2003       2004
                                                 ----------------------------------------------------------------
Net income for the period                             47,504    167,327 (33,484)    47,504    167,327   (33,484)
Adjustments to reconcile net income to cash
  provided by operating activities
Operating activities -
Long-term interest and  monetary and exchange
  variations                                        (22,077)  (265,962)   89,156  (42,368)  (285,862)     83,244
Equity in the results of subsidiaries               (57,783)   (13,326) (19,122)         -          -          -
Depreciation and amortization                         45,514     44,151   30,267   100,142     86,904     66,830
Disposals of property and equipment                    1,898      1,624    1,547     5,138      6,558      2,645
Sale of UTE Campo Grande                                   -          -        -     9,345     19,794      5,429
Provision for contingencies                           16,180      6,852   11,653    25,409     21,068     17,400
Regulatory asset                                           -          -        -         -   (22,597)          -
Tariff readjustment                                        -          -        -  (35,678)          -   (28,254)
Provision for tariff reduction                        49,594          -        -    49,594          -        -
Reversal of ICMS for low income consumers           (10,351)          -        -  (14,941)          -        -
Bonus funding obtained abroad                            576        577      384       576        577        384
Post-employment benefits                             (1,428)      (556)  (1,481)   (1,428)      (556)    (1,481)
Liabilities adjustments                                5,479      9,104    3,636     5,479      9,104      3,636
Deferred income tax and social contribution         (21,096)     36,593 (21,902)  (22,168)     42,851   (18,105)
Minority interest and RIC own capital                      -          -        -    26,650    (1,348)      7,703
                                                 ----------------------------------------------------------------
                                                      54,010   (13,616)   60,654   153,254     43,820    105,947
                                                 ----------------------------------------------------------------
Changes in current assets and liabilities
Consumers and concessionaires                        (4,090)     46,175    (948)  (22,793)     29,721    (7,669)

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


05.01 - Comments on Company Performance
(All amounts in thousands of reais unless otherwise indicated)
--------------------------------------------------------------------------------


                                           STATEMENT OF CASH FLOWS (*)
-----------------------------------------------------------------------------------------------------------------
                                                          PARENT COMPANY                  CONSOLIDATED
                                                 ----------------------------------------------------------------
                                                  Up to the  Up to the          Up to the   Up to the
                                                     3rd        3rd              3rd          3rd
                                                 quarter of quarter of 1st HALF quarter of  quarter of 1st HALF
                                                    2004       2003      2004      2004       2003       2004
                                                 ----------------------------------------------------------------
Sundry debtors                                      15,292     17,106   14,171      2,432     15,394     13,025
Other receivables - UTE Campo Grande                     -          -        -     39,771    (43,559)    (2,063)
Other receivables                                  (13,799)    45,666    2,816    (16,746)    42,204      3,343
Prepaid expenses                                   (16,066)   (44,139)  (9,193)   (23,989)   (65,874)   (17,836)
Suppliers                                           12,086     (6,205)   2,080     14,444       (378)       116
Taxes and social contributions                       3,048    (45,131)  (4,552)    14,836    (36,556)     1,670
Accrued obligations                                  1,154        376   (1,952)     3,050      1,923     (1,326)
Regulatory charges                                   7,774      1,685    5,237      9,352      2,563      7,260
Other                                               (9,875     14,057   (6,821)   (14,172)    18,913     (8,911)
                                                 ----------------------------------------------------------------
                                                    (7,867)    29,590      838      6,185    (35,649)   (12,391)
                                                 ----------------------------------------------------------------
Changes in non-current assets and liabilities -
Consumers and concessionaires                       15,037      5,194    9,162     33,554     13,458     21,454
Judicial deposits                                  (17,665)   (13,195) (13,656)   (27,177)   (21,580)   (19,510)
Affiliates, subsidiaries and parent companies        2,299      2,636    3,081      6,294      1,659      8,165
Prepaid expenses                                   (38,747)    10,326  (17,343)   (46,621)     9,616     (9,746)
Taxes and social contributions                      27,592     44,040   (4,805)    30,314     47,566     (2,083)
Other receivables- low
  income                                                 -      9,675        -          -     15,359          -
Other                                                1,654     17,973    4,131      6,273     24,490      5,073
                                                 ----------------------------------------------------------------
                                                    (9,830)    76,649  (19,430)     2,637     90,568      3,353
                                                 ----------------------------------------------------------------
Net cash provided by (used in) in operating         36,313     92,623   42,062    162,076     98,739     96,909
    activities
                                                 ----------------------------------------------------------------
Investing activities-
Additions to property and equipment                (59,351)   (36,358) (27,644)  (133,685)  (103,757)   (73,081)
Additions to investments                            21,239   (117,389)   4,160        (12)         1         (4)
Additions to deferred charges                            -          -        -          -         79          -
Obligations related to the concession                5,089      5,759    2,405     17,697     13,167      8,698
                                                 ----------------------------------------------------------------
Net cash used in investing activities              (33,023)  (147,988) (21,079)  (116,000)   (90,510)   (64,387)
                                                 ----------------------------------------------------------------
Financing activities-
Loans and financing                                 29,286     (4,007)    (203)    36,312    (74,290)   (12,570)
Debt charges                                       (31,448)   (48,536)   4,040    (33,977)   (48,809)       152
Dividends                                                -          -        -     (1,813)      (536)    (1,372)
Affiliates, subsidiaries and parent companies          947        (51)     105          -          -          -
                                                 ----------------------------------------------------------------
Net cash provided by (used in) financing
  activities                                        (1,215)   (52,594)   4,348        522  (123,635)    (13,790)
                                                 ----------------------------------------------------------------
Net increase in cash and cash equivalents            2,075   (107,959)  25,331     46,598  (115,406)     18,732
                                                 ----------------------------------------------------------------
Cash and cash equivalents at the beginning of      200,020    307,595  200,020    218,555    326,628    218,555
  the period
Cash and cash equivalents at the end of the
  period                                           202,095    199,636  225,351    265,153    211,222    237,287
-----------------------------------------------------------------------------------------------------------------

(*) Not reviewed by independent accountants

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


05.01 - Comments on Company Performance
(All amounts in thousands of reais unless otherwise indicated)
--------------------------------------------------------------------------------

STATEMENT OF OPERATIONS FOR THE YEAR BY QUARTER (NOT CONSOLIDATED)

------------------------------------------------------------------------------------------------------------------------------
                                                                  2 0 0 4                                            2 0 0 3
------------------------------------------------------------------------------------------------------------------------------
                                               1st Q     2nd Q     3rd Q   4th Q     Total      1st Q      2nd Q      3rd Q
------------------------------------------------------------------------------------------------------------------------------
NET OPERATING REVENUE                        248,470    248,184    232,197          728,851    237,708    205,146    228,189
OPERATING EXPENSES                          (209,473)  (204,942)  (219,888)        (634,303)  (184,664)  (199,590)  (201,234)
  Energy purchased for resale               (133,957)  (131,888)  (146,892)        (412,737)  (122,881)  (121,970)  (131,198)
  Depreciation and amortization              (15,094)   (15,172)   (15,247)         (45,513)   (14,573)   (14,759)   (14,819)
  Personnel                                  (18,244)   (18,922)   (19,805)         (56,971)   (15,817)   (17,426)   (18,185)
  Material                                    (2,189)    (2,618)    (2,301)          (7,108)    (1,936)    (1,667)    (2,260)
  Third-party services                        (9,444)    (9,582)   (10,663)         (29,689)    (7,783)    (7,398)    (8,583)
  CCC quota                                  (10,963)   (10,694)   (15,979)         (37,366)   (10,522)   (10,548)   (11,512)
  Provision for contingencies                 (2,270)    (1,586)      (867)          (4,723)      (140)   (13,861)       121
  Other expenses                             (17,582)   (14,480)    (8,132)         (40,194)   (11,012)   (11,961)   (14,798)
  Service result                              38,997     43,242     12,309           94,548     53,044      5,556     26,955
Equity in the results of subsidiaries         16,869      2,253     38,661           57,783      3,327        460      9,539
FINANCIAL INCOME                              23,376     36,444      4,753           64,573     60,952      5,725     31,198
FINANCIAL EXPENSES                           (67,302)  (146,327)    44,925         (168,704)     8,591    150,522    (92,349)
  Monetary Variation - purchased energy          (24)      (104)    (1,336)          (1,464)    (7,091)    (5,716)    (6,099)
  Monetary and exchange variations on
    loans and financing                       (8,484)   (90,525)   113,206           14,197     74,488    215,335    (24,524)
  Debt charges                               (47,196)   (48,488)   (52,193)        (147,876)   (50,486)   (45,403)   (50,174)
  Other                                      (11,599)    (7,209)   (14,753)         (33,561)    (8,320)   (13,694)   (11,552)
Financial result                             (43,926)  (109,883)    48,678         (104,132)    69,543    156,247    (61,151)
Non-operating income (expenses)                  117         15        171              303     (1,303)      (199)    (1,609)
Result before income tax and social
  contribution                                12,057    (64,373)   100,818           48,502    124,611    162,064    (26,266)
  Income tax and social contribution               -     18,833    (19,831)            (998)   (42,485)   (60,930)    10,333
Net income (loss) for the period              12,057    (45,540)    80,987           47,504     82,126    103,134    (15,933)

EBITDA                                        54,091     58,414     27,556          140,061     67,617     20,315     41,774
(+) Financial Income                          23,376     36,444      4,753           64,573     60,952      5,725     31,198
(+) Non-operating income (expenses)              117         15        171              303     -1,303       -199     -1,609
= Adjusted EBITDA                             77,584     94,873     32,480          204,937    127,266     25,841     71,363
INVESTMENT                                    11,776     15,867     31,708           59,351     12,327     11,022     14,173
TOTAL DEBT                                 1,731,045  1,801,957  1,684,319        1,684,319  1,907,669  1,707,814  1,693,221
Debt charges                                  47,196     48,488     52,193          147,876     50,486     45,403     50,174
EBITDA margin                                  21,77%     23,54%     11,87%           19,22%     28,45%      9,90%     18,31%
EBITDA/Debt charges (x)                          1,1        1,2        0,5              0,9        1,3        0,4        0,8
EBITDA margin adjusted                         31,22%     38,23%     13,99%           28,12%     53,54%     12,60%     31,27%
Adjusted EBITDA/Debt charges (x)                 1,6        2,0        0,6              1,4        2,5        0,6        1,4
------------------------------------------------------------------------------------------------------------------------------

----------------------

----------------------
   4th Q       Total
----------------------
  272,654    943,697
 (238,040)  (823,528)
 (158,435)  (534,484)
  (14,991)   (59,142)
  (19,717)   (71,145)
   (2,774)    (8,637)
  (10,496)   (34,260)
  (10,694)   (43,276)
    9,360     (4,520)
  (30,293)   (68,064)
   34,614    120,169
    6,119     19,445
   23,335    121,210
  (44,667)    22,097
   10,642     (8,264)
   13,827    279,126
  (59,756)  (205,819)
   (9,380)   (42,946)
  (21,332)   143,307
      950     (2,161)
   20,352    280,761
  (10,752)  (103,834)
    9,601    176,928

   49,605    179,311
   23,335    121,210
      950     -2,161
   73,890    298,360
   29,951     64,473
1,708,557  1,708,557
   59,756    205,819
    18,19%     19,00%
      0,8        0,9
    27,10%     31,62%
      1,2        1,4
----------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

---------------------------------------------------------------------------------------------------
1 - Code      2 - Description                                  3 - 9/30/2004         4 - 6/30/2004
---------------------------------------------------------------------------------------------------
1             Total assets                                         3,736,136             3,619,411
---------------------------------------------------------------------------------------------------
1.01          Current assets                                         885,293               837,296
---------------------------------------------------------------------------------------------------
1.01.01       Cash and banks                                          55,503                17,193
---------------------------------------------------------------------------------------------------
1.01.01.01    Cash and banks                                          55,503                17,193
---------------------------------------------------------------------------------------------------
1.01.02       Receivables                                            500,037               464,128
---------------------------------------------------------------------------------------------------
1.01.02.01    Consumers and concessionaires                          487,403               462,098
---------------------------------------------------------------------------------------------------
1.01.02.02    Allowance for doubtful accounts                       (44,822)              (41,908)
---------------------------------------------------------------------------------------------------
1.01.02.03    Taxes to be offset                                      41,000                26,705
---------------------------------------------------------------------------------------------------
1.01.02.04    Sundry debtors                                           8,848                 9,625
---------------------------------------------------------------------------------------------------
1.01.02.05    Deferred income tax and social contribution              7,608                 7,608
---------------------------------------------------------------------------------------------------
1.01.03       Inventories                                              8,222                 4,628
---------------------------------------------------------------------------------------------------
1.01.04       Other                                                  321,531               351,347
---------------------------------------------------------------------------------------------------
1.01.04.01    Marketable securities                                  209,650               220,094
---------------------------------------------------------------------------------------------------
1.01.04.05    Other receivables - UTE Campo Grande                         0                45,750
---------------------------------------------------------------------------------------------------
1.01.04.06    Prepaid expenses                                        70,218                64,044
---------------------------------------------------------------------------------------------------
1.01.04.07    Other receivables                                       41,663                21,459
---------------------------------------------------------------------------------------------------
1.02          Long-term receivables                                  977,242               924,323
---------------------------------------------------------------------------------------------------
1.02.01       Sundry receivables                                     894,745               844,680
---------------------------------------------------------------------------------------------------
1.02.01.01    Consumers and concessionaires                          240,611               243,741
---------------------------------------------------------------------------------------------------
1.02.01.03    Tax credits                                            274,944               270,881
---------------------------------------------------------------------------------------------------
1.02.01.04    Judicial deposits                                      155,668               148,704
---------------------------------------------------------------------------------------------------
1.02.01.05    Deposits in guarantee                                    5,805                 6,299
---------------------------------------------------------------------------------------------------
1.02.01.06    Unamortized borrowing costs                              1,345                 1,537
---------------------------------------------------------------------------------------------------
1.02.01.07    Prepaid expenses                                       194,358               154,032
---------------------------------------------------------------------------------------------------
1.02.01.08    Other                                                   22,014                19,486
---------------------------------------------------------------------------------------------------
1.02.02       Related parties                                         82,497                79,643
---------------------------------------------------------------------------------------------------
1.02.02.01    Associated companies                                         0                     0
---------------------------------------------------------------------------------------------------
1.02.02.02    Subsidiaries                                            82,497                79,643
---------------------------------------------------------------------------------------------------
1.02.02.03    Other related parties                                        0                     0
---------------------------------------------------------------------------------------------------
1.02.03       Other                                                        0                     0
---------------------------------------------------------------------------------------------------
1.03          Permanent assets                                     1,873,601             1,857,792
---------------------------------------------------------------------------------------------------
1.03.01       Investments                                            351,171               354,775
---------------------------------------------------------------------------------------------------
1.03.01.01    Associated companies                                         0                     0
---------------------------------------------------------------------------------------------------
1.03.01.02    Subsidiaries                                           348,507               352,122
---------------------------------------------------------------------------------------------------
1.03.01.03    Other                                                    2,664                 2,653
---------------------------------------------------------------------------------------------------
1.03.02       Property and equipment                               1,522,430             1,503,017
---------------------------------------------------------------------------------------------------
1.03.03       Deferred charges                                             0                     0
---------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

-------------------------------------------------------------------------------------------------
1 - Code         2 - Description                               3 - 9/30/2004       4 - 6/30/2004
-------------------------------------------------------------------------------------------------
2                Total liabilities and stockholders' equity        3,736,136           3,619,411
-------------------------------------------------------------------------------------------------
2.01             Current liabilities                                 913,102             816,877
-------------------------------------------------------------------------------------------------
2.01.01          Loans and financing                                 480,689             453,706
-------------------------------------------------------------------------------------------------
2.01.01.01       Principal                                           447,495             386,491
-------------------------------------------------------------------------------------------------
2.01.01.02       Debt charges                                         33,194              67,215
-------------------------------------------------------------------------------------------------
2.01.02          Debentures                                                0                   0
-------------------------------------------------------------------------------------------------
2.01.03          Suppliers                                           165,641             151,401
-------------------------------------------------------------------------------------------------
2.01.04          Taxes, charges and contributions                     67,930              67,617
-------------------------------------------------------------------------------------------------
2.01.05          Dividends payable                                    42,053              42,053
-------------------------------------------------------------------------------------------------
2.01.06          Provisions                                           26,849              21,856
-------------------------------------------------------------------------------------------------
2.01.06.01       Tax contingency                                           0                   0
-------------------------------------------------------------------------------------------------
2.01.06.02       Payroll charges                                      26,849              21,856
-------------------------------------------------------------------------------------------------
2.01.07          Payables to related parties                               0                   0
-------------------------------------------------------------------------------------------------
2.01.08          Other                                               129,940              80,244
-------------------------------------------------------------------------------------------------
2.01.08.01       Consumer charges payable                             20,989              18,897
-------------------------------------------------------------------------------------------------
2.01.08.02       Public lighting tariff                                6,822               7,682
-------------------------------------------------------------------------------------------------
2.01.08.03       Post-employment benefits                              2,143               2,090
-------------------------------------------------------------------------------------------------
2.01.08.04       Payroll                                               2,812               3,034
-------------------------------------------------------------------------------------------------
2.01.08.05       Deferred income tax and social contribution          24,881              24,779
-------------------------------------------------------------------------------------------------
2.01.08.06       Provision for tariff reduction                       49,594                   0
-------------------------------------------------------------------------------------------------
2.01.08.07       Other                                                22,699              23,762
-------------------------------------------------------------------------------------------------
2.02             Long-term liabilities                             2,229,340           2,308,337
-------------------------------------------------------------------------------------------------
2.02.01          Loans and financing                               1,757,524           1,885,780
-------------------------------------------------------------------------------------------------
2.02.02          Debentures                                                0                   0
-------------------------------------------------------------------------------------------------
2.02.03          Provisions                                          222,070             214,061
-------------------------------------------------------------------------------------------------
2.02.03.01       Contingencies                                       222,070             214,061
-------------------------------------------------------------------------------------------------
2.02.04          Payables to related parties                               1                   0
-------------------------------------------------------------------------------------------------
2.02.04.01       Subsidiaries                                              1                   0
-------------------------------------------------------------------------------------------------
2.02.05          Other                                               249,745             208,496
-------------------------------------------------------------------------------------------------
2.02.05.02       Deferred income tax and social contribution          92,093              59,696
-------------------------------------------------------------------------------------------------
2.02.05.03       Suppliers                                            87,693              80,565
-------------------------------------------------------------------------------------------------
2.02.05.04       Post-employment benefits                             30,253              30,253
-------------------------------------------------------------------------------------------------
2.02.05.05       Debt charges                                            180                 288
-------------------------------------------------------------------------------------------------
2.02.05.06       Other                                                39,526              37,694
-------------------------------------------------------------------------------------------------
2.03             Deferred income                                           0                   0
-------------------------------------------------------------------------------------------------
2.04             Minority interest                                   188,261             169,752
-------------------------------------------------------------------------------------------------
2.05             Stockholders' equity                                405,433             324,445
-------------------------------------------------------------------------------------------------
2.05.01          Paid-in capital                                     153,947             153,947
-------------------------------------------------------------------------------------------------
2.05.02          Capital reserves                                     69,074              69,074
-------------------------------------------------------------------------------------------------
2.05.02.01       Interest on construction in progress                 65,687              65,687
-------------------------------------------------------------------------------------------------
2.05.02.02       Funds for capital increase                            3,387               3,387
-------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)


-------------------------------------------------------------------------------------------------
1 - Code         2 - Description                               3 - 9/30/2004       4 - 6/30/2004
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
2.05.03          Revaluation reserves                                      0                   0
-------------------------------------------------------------------------------------------------
2.05.03.01       Own assets                                                0                   0
-------------------------------------------------------------------------------------------------
2.05.03.02       Subsidiary/associated companies' assets                   0                   0
-------------------------------------------------------------------------------------------------
2.05.04          Revenue reserves                                    134,908             134,908
-------------------------------------------------------------------------------------------------
2.05.04.01       Legal                                                 8,847               8,847
-------------------------------------------------------------------------------------------------
2.05.04.02       Statutory                                                 0                   0
-------------------------------------------------------------------------------------------------
2.05.04.03       Contingencies                                             0                   0
-------------------------------------------------------------------------------------------------
2.05.04.04       Unrealized profits                                        0                   0
-------------------------------------------------------------------------------------------------
2.05.04.05       Retention of profits                                126,061             126,061
-------------------------------------------------------------------------------------------------
2.05.04.06       Special for undistributed dividends                       0                   0
-------------------------------------------------------------------------------------------------
2.05.04.07       Other                                                     0                   0
-------------------------------------------------------------------------------------------------
2.05.05          Retained earnings/accumulated deficit                 47,504            (33,484)
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------

07.01 - Consolidated Statement of Operations (R$ thousand)



------------------------------------------------------------------------------------------------------------------------------------
1 - Code      2 - Description                                    3 - 7/1/2004 to  4 - 1/1/2004 to  5 - 7/1/2003 to  6 - 1/1/2003 to
                                                                       9/30/2004        9/30/2004        9/30/2003        9/30/2003
------------------------------------------------------------------------------------------------------------------------------------
3.01          Gross sales and/or services revenue                        558,287        1,756,718          523,741       1,503,545
------------------------------------------------------------------------------------------------------------------------------------
3.01.01       Energy supply                                              480,635        1,552,060          475,943       1,365,896
------------------------------------------------------------------------------------------------------------------------------------
3.01.02       Energy sales                                                 7,429           23,616           10,132          22,172
------------------------------------------------------------------------------------------------------------------------------------
3.01.03       Emergency capacity charge                                   24,141           76,031           17,424          49,145
------------------------------------------------------------------------------------------------------------------------------------
3.01.04       Other revenues                                              46,082          105,011           20,242          66,332
------------------------------------------------------------------------------------------------------------------------------------
3.02          Deductions                                                (145,833)        (515,073)        (147,820)       (424,375)
------------------------------------------------------------------------------------------------------------------------------------
3.02.01       RGR quota                                                   (7,491)         (22,541)          (7,621)        (21,096)
------------------------------------------------------------------------------------------------------------------------------------
3.02.02       ICMS                                                      (122,361)        (363,337)        (102,353)       (295,778)
------------------------------------------------------------------------------------------------------------------------------------
3.02.03       PIS                                                          7,176           (4,032)          (4,346)        (12,082)
------------------------------------------------------------------------------------------------------------------------------------
3.02.04       COFINS                                                       1,031          (49,016)         (16,042)        (45,810)
------------------------------------------------------------------------------------------------------------------------------------
3.02.05       Emergency capacity charges                                 (24,141)         (76,031)         (17,424)        (49,145)
------------------------------------------------------------------------------------------------------------------------------------
3.02.06       ISSQN                                                          (47)            (116)             (34)           (464)
------------------------------------------------------------------------------------------------------------------------------------
3.03          Net sales and/or services revenue                          412,454        1,241,645          375,921       1,079,170
------------------------------------------------------------------------------------------------------------------------------------
3.04          Cost of sales and/or services                             (313,492)        (936,606)        (294,008)       (836,087)
------------------------------------------------------------------------------------------------------------------------------------
3.04.01       Electric energy costs                                     (219,208)        (625,393)        (199,108)       (558,122)
------------------------------------------------------------------------------------------------------------------------------------
3.04.02       Operating costs                                            (62,355)        (207,804)         (69,430)       (198,603)
------------------------------------------------------------------------------------------------------------------------------------
3.04.03       Other operating expenses                                   (31,929)        (103,409)         (25,470)        (79,362)
------------------------------------------------------------------------------------------------------------------------------------
3.05          Gross profit                                                98,962          305,039           81,913         243,083
------------------------------------------------------------------------------------------------------------------------------------
3.06          Operating expenses/income                                   13,010         (209,504)         (93,269)         70,312
------------------------------------------------------------------------------------------------------------------------------------
3.06.01       Selling                                                       (188)            (418)            (181)         (1,709)
------------------------------------------------------------------------------------------------------------------------------------
3.06.02       General and administrative                                 (41,625)         (94,629)         (26,158)        (87,583)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03       Financial, net                                              54,823         (114,457)         (66,930)        159,604
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01    Financial income                                            19,026          106,360           49,966         157,065
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01.01 Income from financial investments                           (7,889)          22,596           11,552          49,469
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------

07.01 - Consolidated Statement of Operations (R$ thousand)



------------------------------------------------------------------------------------------------------------------------------------
1 - Code      2 - Description                                    3 - 7/1/2004 to  4 - 1/1/2004 to  5 - 7/1/2003 to  6 - 1/1/2003 to
                                                                       9/30/2004        9/30/2004        9/30/2003        9/30/2003
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01.02 Arrears interest on electric energy bills                    7,732           25,249            7,256         21,557
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01.03 Hedge                                                            0                0                0         (2,176)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01.04 Regulatory asset - SELIC                                    19,203           51,267           30,680         75,852
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01.05 Other                                                          (20)           7,248              478         12,363
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02    Financial expenses                                          35,797         (220,817)        (116,896)         2,539
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02.01 Arrears interest on purchased energy                        (1,336)          (1,464)          (6,099)       (19,220)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02.02 Debt charges                                               (67,969)        (189,876)         (67,582)      (206,188)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02.03 Monetary and exchange variations                           118,772           11,600          (27,246)      (275,788)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02.04 Other                                                      (13,670)         (41,077)         (15,969)       (47,841)
------------------------------------------------------------------------------------------------------------------------------------
3.06.04       Other operating income                                           0                0                0              0
------------------------------------------------------------------------------------------------------------------------------------
3.06.05       Other operating expenses                                         0                0                0              0
------------------------------------------------------------------------------------------------------------------------------------
3.06.06       Equity in the results of subsidiaries                            0                0                0              0
------------------------------------------------------------------------------------------------------------------------------------
3.07          Operating profit (loss)                                    111,972           95,535          (11,356)      (313,395)
------------------------------------------------------------------------------------------------------------------------------------
3.08          Non-operating results                                       (3,508)          (8,355)          (1,653)       (26,173)
------------------------------------------------------------------------------------------------------------------------------------
3.08.01       Income                                                       1,046            2,660              301            708
------------------------------------------------------------------------------------------------------------------------------------
3.08.02       Expenses                                                    (4,554)         (11,015)          (1,954)       (26,881)
------------------------------------------------------------------------------------------------------------------------------------
3.09          Profit (loss) before taxes and profit sharing              108,464           87,180          (13,009)       287,222
------------------------------------------------------------------------------------------------------------------------------------
3.10          Provision for income tax and social contribution            (8,529)         (13,026)            (615)      (120,431)
------------------------------------------------------------------------------------------------------------------------------------
3.10.01       Social contribution                                         (2,164)          (2,341)             124        (30,454)
------------------------------------------------------------------------------------------------------------------------------------
3.10.02       Income tax                                                  (6,365)         (10,685)            (739)       (89,977)
------------------------------------------------------------------------------------------------------------------------------------
3.11          Deferred income tax                                              0                0                0              0
------------------------------------------------------------------------------------------------------------------------------------
3.12          Statutory profit sharing and contributions                       0                0                0              0
------------------------------------------------------------------------------------------------------------------------------------
3.12.01       Profit sharing                                                   0                0                0              0
------------------------------------------------------------------------------------------------------------------------------------
3.12.02       Contributions                                                    0                0                0              0
------------------------------------------------------------------------------------------------------------------------------------
3.13          Reversal of interest on own capital                              0                0                0              0
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------

07.01 - Consolidated Statement of Operations (R$ thousand)



------------------------------------------------------------------------------------------------------------------------------------
1 - Code      2 - Description                                    3 - 7/1/2004 to  4 - 1/1/2004 to  5 - 7/1/2003 to  6 - 1/1/2003 to
                                                                       9/30/2004        9/30/2004        9/30/2003        9/30/2003
------------------------------------------------------------------------------------------------------------------------------------
3.14          Minority interest                                          (18,947)         (26,650)         (2,309)              536
------------------------------------------------------------------------------------------------------------------------------------
3.15          Net income (loss) for the period                            80,988           47,504         (15,933)          167,327
------------------------------------------------------------------------------------------------------------------------------------
              Number of shares (thousand), excluding Treasury              4,551            4,551           4,551            4,551
              stock
------------------------------------------------------------------------------------------------------------------------------------
              Net income per share                                      17.79565         10.43815                          36.76708
------------------------------------------------------------------------------------------------------------------------------------
              Loss per share                                                                              (3.50099)
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------

08.01 - Comments on Consolidated Performance
--------------------------------------------------------------------------------

Information on consolidated performance is presented in Group 05.01 of the parent company and the subsidiary ENERSUL.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


09.01    - Investments in Subsidiary and/or Associated Companies


------------------------------------------------------------------------------------------------------------------------------------
1 -       2 - NAME OF THE SUBSIDIARY/   3 - NATIONAL CORPORATE   4 - CLASSIFICATION     5- % HOLDING IN THE   6 - % OF THE
ITEM      ASSOCIATED COMPANY            TAXPAYERS' REGISTRY                             CAPITAL OF THE        STOCKHOLDERS' EQUITY
                                        (CNPJ)                                          INVESTEE              THE INVESTOR
------------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF COMPANY                                         8 - NUMBER OF SHARES HELD IN THE    9 - NUMBER OF SHARES HELD IN THE
                                                            CURRENT QUARTER (THOUSANDS)             PRIOR QUARTER  (THOUSANDS)

------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
01        MAGISTRA PARTICIPACOES S.A.   01.775.954/0001-39       Unlisted subsidiary             100.00        0.01
-----------------------------------------------------------------------------------------------------------------------------------
Industrial, commercial and other                               473,203                     473,203
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
02        EMPRESA ENERGETICA DE MATO    15.413.826/0001-50       Listed subsidiary                65.20       54.78
          GROSS DO SUL
-----------------------------------------------------------------------------------------------------------------------------------
Industrial, commercial and other                            53,137,012                  53,137,012
-----------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------

17.01 - Report on the Special Review - Without Exception

--------------------------------------------------------------------------------

     Report of Independent Accountants on the Limited Review of Quarterly Information


     To the Board of Directors and Stockholders
     Espirito Santo Centrais Eletricas S.A.




1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Espirito Santo Centrais Eletricas S.A. - ESCELSA and of Espirito Santo Centrais Eletricas S.A. - ESCELSA and its subsidiaries for the quarters and periods ended September 30 and June 30, 2004. This information is the responsibility of the Company's management.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission
     (CVM) regulations.




--------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------

17.01 - Report on the Special Review - Without Exception
--------------------------------------------------------------------------------

4 The Quarterly Information also includes accounting information relating to the operations for the quarter and period ended September 30, 2003, presented for comparison purposes. The limited review of the Quarterly Information (ITR) for that quarter and period was conducted by other independent accountants who issued a report thereon dated October 21, 2003, without any qualifications.


     Vitoria, October 22, 2004




      PricewaterhouseCoopers
      Auditores Independentes
      CRC 2SP000160/O-5 "S" ES




      Luiz Marcio Malzone                    Ronaldo Matos Valino
      Contador CRC 1RJ031376/O-2 "S" ES       Contador CRC 1RJ069958/O-2 "S" ES




--------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------

19.01 - Description of Changed Information
--------------------------------------------------------------------------------


Change in Group 05.01 - Comments on Company Performance in the table "Effects of non-recurring events on the results".

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                  September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------

01534-2            Espirito Santo Centrais Eletricas S.A.       28.152.650/0001-71
------------------------------------------------------------------------------------------------------------------


                                      INDEX



---------------------------------------------------------------------------------------------
 GROUP    TABLE                                DESCRIPTION                           PAGE
---------------------------------------------------------------------------------------------
  01        01   Identification                                                       1
---------------------------------------------------------------------------------------------
  01        02   Head Office                                                          1
---------------------------------------------------------------------------------------------
  01        03   Investor Relations Officer (Company Mail Address)                    1
---------------------------------------------------------------------------------------------
  01        04   General Information/Independent Accountant                           1
---------------------------------------------------------------------------------------------
  01        05   Capital Composition                                                  2
---------------------------------------------------------------------------------------------
  01        06   Characteristics of the Company                                       2
---------------------------------------------------------------------------------------------
  01        07   Companies Excluded from the Consolidated Financial Statements        2
---------------------------------------------------------------------------------------------
  01        08   Dividends Approved and/or Paid                                       2
---------------------------------------------------------------------------------------------
  01        09   Subscribed Capital and Alterations in the Current Year               3
---------------------------------------------------------------------------------------------
  01        10   Investor Relations Officer                                           3
---------------------------------------------------------------------------------------------
  02        01   Balance Sheet - Assets                                               4
---------------------------------------------------------------------------------------------
  02        02   Balance Sheet - Liabilities and Stockholders' Equity                 5
---------------------------------------------------------------------------------------------
  03        01   Statement of Operations                                              7
---------------------------------------------------------------------------------------------
  04        01   Notes to the Quarterly Information                                   9
---------------------------------------------------------------------------------------------
  05        01   Comments on Company Performance                                      50
---------------------------------------------------------------------------------------------
  06        01   Consolidated Balance Sheet - Assets                                  64
---------------------------------------------------------------------------------------------
  06        02   Consolidated Balance Sheet - Liabilities and Stockholders' Equity    65
---------------------------------------------------------------------------------------------
  07        01   Consolidated Statement of Operations                                 67
---------------------------------------------------------------------------------------------
  08        01   Comments on Consolidated Performance                                 70
---------------------------------------------------------------------------------------------
  09        01   Investments in Subsidiary and/or Associated Companies                71
---------------------------------------------------------------------------------------------
  17        01   Report on the Special Review                                         72
---------------------------------------------------------------------------------------------
                                       Magistra Participacoes S.A.
---------------------------------------------------------------------------------------------
                                 Empresa Energetica de Mato Grosso do Sul
---------------------------------------------------------------------------------------------
  19        01   Description of Changed Information                                   74
---------------------------------------------------------------------------------------------